FP: truCrowd

Med-X inc.

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

OFFERING STATEMENT

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**12,500**	**$10,000**	**$9,350**
Maximum Amount	**1,337,500**	**$1,070,000**	**$1,000,450**

THE COMPANY

1. Name of issuer: Med-X, Inc.

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Dr. David E. Toomey
Dates of Board Service:	Inception to Present
Principal Occupation:	CEO
Employer:	Med-X
Dates of Service:	February 2014 to Present
Employer's principal business:	Green scene product development, distribution, and marketing
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	CEO
Dates of Service:	February 2014 to Present

FP: ⬡ truCrowd

Med-X
inc.

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

OFFERING STATEMENT

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Med-X
Employer's principal business:	Green scene product development, distribution, and marketing
Title:	CEO
Dates of Service:	February 2014 to Present
Responsibilities:	Management

Name:	Matthew A. Mills
Dates of Board Service:	Inception to Present
Principal Occupation:	President and COO
Employer:	Med-X
Dates of Service:	February 2014 to Present
Employer's principal business:	Green scene product development, distribution, and marketing
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	Chairman of Board
Dates of Service:	Inception to Present
Position:	President
Dates of Service:	Inception to Present
Position:	Chief Operating Officer
Dates of Service:	Inception to Present
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Med-X
Employer's principal business:	Green scene product development, distribution,

Med-X
inc.

OFFERING STATEMENT

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

	and marketing
Title:	President and COO
Dates of Service:	February 2014 to Present
Responsibilities:	Management

Name:	Ronald J. Tchorzewski
Dates of Board Service:	Inception to Present
Principal Occupation:	CFO
Employer:	Med-X
Dates of Service:	February 2014 to Present
Employer's principal business:	Green scene product development, distribution, and marketing
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	Chief Financial Officer
Dates of Service:	Inception to Present
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Med-X
Employer's principal business:	Green scene product development, distribution, and marketing
Title:	CFO
Dates of Service:	February 2014 to Present
Responsibilities:	Financial Management

Name:	Jennifer J. Mills
Dates of Board Service:	Inception to Present
Principal Occupation:	Executive Vice President and Corporate Secretary
Employer:	Med-X

FP: truCrowd

Med-X inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

Dates of Service:	February 2014 to Present
Employer's principal business:	Green scene product development, distribution, and marketing
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	Executive VP of Human Resources
Dates of Service:	Inception to Present
Position:	Corporate Secretary
Dates of Service:	Inception to Present
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Med-X
Employer's principal business:	Green scene product development, distribution, and marketing
Title:	Executive Vice President and Corporate Secretary
Dates of Service:	February 2014 to Present
Responsibilities:	Management

Name:	Dr. Morton I. Hyson
Dates of Board Service:	April 15, 2015 to Present
Principal Occupation:	Neurologist
Employer:	Private Practice
Dates of Service:	1990 to Present
Employer's principal business:	Neurology
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
No other positions held with issuer	

Med-X
inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Touro University
Employer's principal business:	Education
Title:	Clinical Associate Professor
Dates of Service:	October 1993 to Present
Responsibilities:	Education

Name:	Dr. Allan Kurtz
Dates of Board Service:	April 15, 2015 to Present
Principal Occupation:	Doctor of Internal Medicine
Employer:	Allan Kirtz, a Professional Medical Corporation
Dates of Service:	1986 to Present
Employer's principal business:	Medicine
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
No other positions held with issuer	
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Allan Kirtz, a Professional Medical Corporation
Employer's principal business:	Medicine
Title:	Doctor of Internal Medicine
Dates of Service:	1986 to Present
Responsibilities:	Healthcare

Name:	Fred Dashiell, Jr.
Dates of Board Service:	July 1, 2018 to Present

FP: truCrowd

Med-X
inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

Principal Occupation:	Adjunct Professor
Employer:	Chapman University
Dates of Service:	2010 to Present
Employer's principal business:	Education
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
No other positions held with issuer	
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Title	Adjunct Professor
Employer:	Chapman University
Dates of Service:	2010 to Present
Employer's principal business:	Education
Responsibilities:	Education

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Dr. David E. Toomey
Dates of Board Service:	Inception to Present
Principal Occupation:	CEO
Employer:	Med-X
Dates of Service:	February 2014 to Present
Employer's principal business:	Green scene product development, distribution, and marketing
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	CEO

Med-X
inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

Dates of Service:	February 2014 to Present
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Med-X
Employer's principal business:	Green scene product development, distribution, and marketing
Title:	CEO
Dates of Service:	February 2014 to Present
Responsibilities:	Management

Name:	Matthew A. Mills
Dates of Board Service:	Inception to Present
Principal Occupation:	President and COO
Employer:	Med-X
Dates of Service:	February 2014 to Present
Employer's principal business:	Green scene product development, distribution, and marketing
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	Chairman of Board
Dates of Service:	Inception to Present
Position:	President
Dates of Service:	Inception to Present
Position:	Chief Operating Officer
Dates of Service:	Inception to Present
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Med-X

FP: truCrowd

Med-X
inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

Employer's principal business:	Green scene product development, distribution, and marketing
Title:	President and COO
Dates of Service:	February 2014 to Present
Responsibilities:	Management

Name:	Ronald J. Tchorzewski
Dates of Board Service:	Inception to Present
Principal Occupation:	CFO
Employer:	Med-X
Dates of Service:	February 2014 to Present
Employer's principal business:	Green scene product development, distribution, and marketing
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	Chief Financial Officer
Dates of Service:	Inception to Present
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Med-X
Employer's principal business:	Green scene product development, distribution, and marketing
Title:	CFO
Dates of Service:	February 2014 to Present
Responsibilities:	Financial Management

Name:	Jennifer J. Mills
Dates of Board Service:	Inception to Present
Principal Occupation:	Executive Vice President and Corporate Secretary
Employer:	Med-X

FP: truCrowd

Med-X inc.

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

OFFERING STATEMENT

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

Dates of Service:	February 2014 to Present
Employer's principal business:	Green scene product development, distribution, and marketing
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	Executive VP of Human Resources
Dates of Service:	Inception to Present
Position:	Corporate Secretary
Dates of Service:	Inception to Present
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Med-X
Employer's principal business:	Green scene product development, distribution, and marketing
Title:	Executive Vice President and Corporate Secretary
Dates of Service:	February 2014 to Present
Responsibilities:	Management

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Matthew Mills	132,629,890 shares of common stock -AND- 10,000 Series A preferred stock	**56.6%**

FP: truCrowd

Med-X
inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Plan of Operation

General. The Company is a Nevada corporation formed in February 2014, engaged in the business of green scene product development, distribution, and marketing. Its business is expected to expand significantly since the recent closing of its merger with Pacific Shore, its affiliate, on April 16, 2018. The Company and Pacific Shore have developed a series of proprietary natural "green" branded products under division names NatureCide, ThermalAid, Home Spa and Malibu Brands. NatureCide products are all natural essential oil blends of indoor and outdoor pesticide/insecticide/repellent developed for multiple industries, including professional pest control, turf care, janitorial, hospitality, transportation and agriculture, as well as the hemp and cannabis cultivation industry. ThermalAid, ThermalAid Zoo® and the ThermalAid Headache Relief System® are 100% natural heating/cooling pain and physical therapy products for painful ailments affecting adults, children and animals. NatureCide and ThermalAid are distributed through ecommerce platforms and through national distribution outlets positioned around the United States. Home Spa Shower Sprays are essential oil based products distributed through various ecommerce platforms. Malibu Brands initial products are all natural homeopathic topical botanical blends that include essential oils, including versions that include hemp and CBD oil products, designed for various ailments. The first planned product in the Malibu Brands category is "Pacific Pain Relief Cream" along with CBD from hemp and cannabis versions of the product which are still in the development stage. The Company also operates the MJT Network® through the Company's online media platform, www.marijuanatimes.org, which publishes high quality media content regarding Cannabis to generate revenue from advertisers and traffic optimizing venues. The network includes smartphone and tablet applications and also publishes a daily news video through social and news applications. The Company has also developed another media platform called the National Investor Network, www.nationalinvestornetwork.com. The network acts as an artificial intelligence lead generator for the Company's current crowdfunding efforts, as well as publishing content for other companies that are looking to be recognized as raising capital using the new exemptions promulgated under the Jobs Act of 2012 which permits and regulates crowdfunding initiatives. The Company expects to market various companies and generate revenue and small equity percentages of each company by promoting and positioning crowdfunding initiatives for them within the network, which we believe will help them raise capital for their businesses.

Recently, the federal government legalized hemp production as part of the Farm Bill. Once the federal government finalizes methods and protocols for hemp Cannabidiol (CBD) extraction production, and if and when the Company has capital to do so, the Company plans to obtain the proper government licenses for indoor and outdoor farm property in California to grow, harvest and sell high quality, custombred organic hemp for the California medical and Cannabidiol (CBD) compound markets

MedX also plans, to the extent it is legal to do so, to cultivate high quality custom bred Cannabis for the medical market to treat such ailments as pain, sleep deprivation, appetite disorders, and neurological pathologies or their symptoms. Besides supplying NatureCide products to pest control, hospitality, transportation, janitorial, turf care and agricultural industries, MedX also plans to supply proprietary and nonproprietary products, including NatureCide insecticides, pesticides, granular and soil blends, to legally operating hemp and cannabis agricultural operators. As these core businesses evolve, and it becomes legal to do so, we will seek to develop and monetize techniques for the recognition and extraction of cannabis compounds for the medical industry.

We expect the demand for the Company's proprietary products to increase significantly. The Company and Pacific Shore, its subsidiary, are currently generating revenue from the NatureCide, ThermalAid and The MJT Network divisions.

Acquisition of Pacific Shore. MedX recently closed an Agreement of Merger and Plan of Reorganization with its affiliate, Pacific Shore Holdings, Inc., pursuant to which Pacific Shore has become a wholly owned subsidiary of the Company. The merger did not result in significant dilution to MedX shareholders upon its closing on April 16, 2018. In order to mitigate dilution to existing MedX shareholders, the Company's President, Matthew Mills, and Pacific Shore are collectively tendered to MedX for cancellation of approximately 56.8 million outstanding shares of MedX common stock. Upon closing of the merger, the Company issued to Mr. Mills 10,000 shares of newly authorized supervoting Series A Preferred Stock of MedX, having de minimis economic rights (i.e. no conversion right, no dividend rights, and virtually no liquidation preference), but conferring on him 51% voting control of MedX. See "BUSINESS Merger with Pacific Shore." The Company plans to continue similar efforts to acquire other companies that have similar business models of developing natural products, as well as offering pest control services nationally. The Company's management believes it can create strong value for shareholders by acquiring companies that have growing revenues and assets.

The primary sources of revenue for MedX and Pacific Shore moving forward are expected to be the proceeds from continued sales of NatureCide and ThermalAid through the Company's national distribution channels. The Company is also expected to generate revenue from advertising and the online sale of products on the Company's media platform, www.marijuanatimes.org. The Company has launched various online sales venues for this purpose, such as www.naturecide.com, www.thermalaidproducts.com, www.homespashowerspray.com, and www.nationalinvestornetwork.com. The Company plans to aggressively market its NatureCide and ThermalAid brands while positioning its media venue www.marijuanatimes.org and www.nationalinvestornetwork.com to attract sponsorship and advertisers as well as companies that desire to utilize the crowdfunding initiatives under the Jobs Act of 2012. During this cycle, the Company plans to ramp up its Malibu Brands, Home Spa products and its ready to use consumer version of the NatureCide products scheduled to be on retail shelves in 2020.

NatureCide. Comprised of various essential oils such as cedar oil, cinnamon oil, clove oil, cottonseed oil and other natural ingredients, NatureCide is a pleasantly aromatic, chemical free insecticide/pesticide/miticide/ nematicide and repellent that kills or deters a variety of different pests, including cockroaches, bed bugs, ants ,spider mites, white flies, caterpillars and other pests associated pest control operations, janitorial, turf care, hospitality, transportation and agriculture. NatureCide

Med-X inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

products are also proven in commercial and residential environments, and kill or deter a wide variety of household insects including, flies, fleas, and mosquitoes, which sometimes can carry deadly diseases.

NatureCide contains no harmful poisonous chemicals to humans most commonly found in many other insecticides and insect repellents. In addition to cedar oil, cinnamon oil, clove oil and cottonseed oil, NatureCide may also contain citronella oil, garlic oil, mint oil, peppermint oil, geranium oil, lemongrass oil, and rosemary oil, all of which are recognized by the EPA as FIFRA 25b MINIMUM RISK PESTICIDE compounds. Cedar oil is a natural repellent found to be effective in the states with swamps for eradicating mosquitoes without harming the ecosystem. By the same token, cinnamon oil is known in Guam for warding off snakes from train cars and shipping containers. One of our NatureCide formulas is an insecticide that kills various insects on contact, including but not limited to ants, fleas, mites, slugs, snails, silverfish, mosquitoes, cockroaches and a variety of other insects. The NatureCide Pest Management X2 formula also acts as an effective repellent for other insects, reptiles and rodents.

NatureCide is classified as a MINIMUM RISK PESTICIDE under FIFRA (25b) and is exempt from federal registration by the Environmental Protection Agency ("EPA"). Unlike other repellents and insecticide products which contain toxic chemicals, NatureCide is safe for use in all environments. Pacific Shore has developed several formulations of NatureCide for use indoors, outdoors, on humans, and on pets. As of July 31, 2014, the NatureCide AllPurpose and Pest Management X2 insecticide formulations have been registered in most states that require EPA registration. In addition, the Colorado, Oregon and Washington Departments of Agriculture have approved the NatureCide AllPurpose product for use on cannabis crops grown in those states.

NatureCide products have been field tested for over seven years on ranch homes in the Santa Monica Mountains, from Bel Air to Malibu as well as being third party tested in laboratory settings. NatureCide's research and development and field testing has evolved into a Pest Management Service, a division of Pacific Shore, and is now recognized and licensed in the State of California as a state applicator with a Qualified Applicators License # 133658 for agricultural and landscape use in commercial and residential settings. This being said, the NatureCide products and services division has also begun supplying and servicing small cannabis cultivators in Southern California.

NatureCide products are currently offered nationally to commercial pest control, janitorial, hospitality, transportation, turf care and agricultural professionals nationally through various commercial distributors such as Rentokil Initial, Target Specialty Products, Univar Solutions and American Hotel Registry. Collectively the pest management market encompasses a wide variety of sectors that encompass a substantial revenue stream worldwide. The demand for all natural products like NatureCide is becoming continuous as regulatory bodies continue to ban traditional poisonous pest control applications around the world. Currently NatureCide products are being utilized by a gamut of professional applicators using the products in such places as school districts, hospitals, hotels/motels, zoos, food plants, livestock farms, greenhouses, passenger rail cars, passenger and cargo aircraft and agricultural settings including hemp and cannabis cultivation. In 2017 Target Specialty Products' parent company, "Rentokil Initial", began testing NatureCide in Hong Kong, Macau, China, and Mumbai, India. Results from testing warranted an immediate focus on registration in Hong Kong, Macau, and Mumbai, where product orders have been received and usage has commenced. Rentokil Initial operates in multiple countries such as New Zealand, Australia, Singapore, Malaysia, and the United Kingdom, where we are now focused on testing protocols for NatureCide products. In early 2018, Univar Solutions, who is revered as one of the largest chemical distributors in the world, has now begun ordering the full NatureCide line within the United States.

In January 2019, the NatureCide team achieved for the NatureCide product line a platinum marketing designation with Target Specialty Products (TSP) and Univar (UNI). We have attended annual sales meetings in Savannah, Georgia with TSP and Chicago, Illinois with UNI. During these meetings, both distributors announced that NatureCide will be represented as a toplevel platinum sponsor, and our NatureCide product line will be presented to the entire customer base of both distributors, which consists of over 15,000 customers nationally. Going forward, due to the platinum sponsorship designation, NatureCide will be showcased as the go to 25b minimum risk green program. The Company is working closely with two of its distributors, TSP and UNI, to distribute samples and information to both customer bases, and collectively monitor and record results from the applications of NatureCide in places around the country as well as in Asia, for social media to share with potential new customers who can understand the vast amount of applications that can be realized for the NatureCide brand. TSP and UNI have solid footprints in the USA as suppliers of products for pest control, turf grass care, and for professional use in the hospitality, parks and recreation, transportation, sanitation, and golf care industries, as well as the recent addition of the cannabis cultivation industry. Management of the Company as well as distributor management agrees that the 25b minimum risk market has a solid future in the pest control sector. UNI and TSP, along with TSP's parent company, Rentokil, are constantly working with the NatureCide team to deploy and plan ways that the product can be utilized, and to build scalable programs for the various industries where NatureCide can receive the best positioning for long term sales growth.

Due to the continued planning and sponsorship coupled with the positive reception of NatureCide by the professional end-user, the NatureCide product development team has entered into discussions with TSP product development personnel to create a unique product designed for turf grass applications in golf and other turf grass venues, including parks and recreation, by combining NatureCide with a proprietary blend of TSP Turf Fuel for the golf and turf care industries. The Turf Fuel and NatureCide product blend is currently in laboratory production. The Company is also in discussion with TSP management to register NatureCide in Canada. In 2017, NatureCide announced a new compressed air 16ounce all-purpose insecticide prototype which was eventually produced for professional use. Due to the response and continued professional usage, along with social media promotion, the Company is in the process of finalizing development of a ready to use group of compressed air products to release to consumers. These products will consist of the AllPurpose, Flea & Tick, Insect Repellent and an outdoor formulation that should be released in late 2019 or early 2020.

NatureCide License and Patent Application. Pacific Shore has an exclusive royalty-free worldwide master license in perpetuity from Matthew Mills, one of the founders of the Company and Pacific Shore, to commercialize the NatureCide brand and line of products. The master license can be terminated by Mr. Mills in certain circumstances, such as a material breach of the agreement by Pacific Shore or its insolvency. Upon the closing of the merger of MedX and Pacific Shore on April 16,

Med-X inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

2018, a NatureCide sublicense agreement between Pacific Shore, as sublicensor, and MedX, as sublicensee, was merged and terminated. Accordingly, Pacific Shore can sell NatureCide directly to all potential customers for the product throughout the world.

In June 2015, MedX filed a patent application with the United States Office of Patents and Trademarks for its proprietary process of infusing NatureCide and other beneficial substances into growing soil for the agricultural and hemp and cannabis industries. Matthew Mills, our President, is named as the inventor. If this patent is granted, it will be owned exclusively by MedX. In the meantime, MedX plans to market and sell its NatureCide insecticidal soil to hemp, cannabis and other agricultural cultivators.

The MJT Network. The Company also operates the MJT Network® through the Company's online media platform, www.marijuanatimes.org, which publishes high quality media content regarding cannabis to generate revenue from advertisers and traffic optimizing venues. This platform has been publishing cannabis industry news and information since its launch in July 2015. The content is designed to cover a wide variety of topics relating to the cannabis industry on an ongoing basis, including news and current events, as well as the business, financial, legislative, legal, cultural, medical, scientific and technological aspects of the industry on a national and international level. Stories, columns, advice and analysis may come from a combination of regular consultants, contributors, freelance and staff writers, Company personnel and public news sources. The Company plans to eventually add online ecommerce to its website, offering branded industry products for sale from third party suppliers and from its own product lines, subject in all cases to compliance with applicable federal and state law. The network includes smart phone and tablet applications, and its original content is distributed across several digital platforms including web, Native IOS, Vimeo Video, YouTube, Apple Podcast Audio and now Apple News.

The Company is in the final stages of development of another media platform called the National Investor Network, www.nationalinvestornetwork.com. The network will act as an artificial intelligence lead generator for the Company's current crowdfunding efforts, as well as planned publishing of content for other companies that are looking to utilize crowdfunding to raise capital. The National Investor Network is a membership based digital platform that is designed to offer its members highly curated business news content. Each member controls their own news feed based on the companies or industry categories they chose. The platform is built on a robust database that will allow for the tracking of member behavior giving the system the tools it needs to recommend marketing strategies in proprietary ways. Member profiles are then evaluated and scored as potential leads for the Company's current crowdfunding efforts. The platform gives other companies in the equity crowdfunding or stock trading space the opportunity to publish their own content in the hopes of driving traffic or raising awareness of their company and crowdfunding initiatives. This acts as a marketing tool for other companies that are looking to be recognized as raising capital using the exemptions promulgated under the Jobs Act of 2012 which permit crowdfunding. The Company later expects to also assist in marketing various companies with targeted campaigns inside the National Investor Network platform to certain members as a service. In exchange for these services, the Company hopes to generate revenue and small equity percentages of each company with the hope that more exposure will help them with their equity crowdfunding efforts. The Company's media division, the MJT Network, could be profitable if and to the extent that the revenue from advertisers, sponsors, product sales and service fees exceeds the cost of the content (expected to be writers' and content licensing fees) and products offered for online sale. We do not anticipate stocking an inventory of third party products for sale, rather, we expect to fill orders on a real time basis directly from thirdparty fulfillment sources.

Compound Identification and Extraction. There are various types of hemp and cannabis strains that produce beneficial medicinal effects, including pain and nausea control, appetite stimulation, reduced muscle spasm, improved sleep, and other indications. Individual strains will have differing cannabinoid and terpene content, producing noticeably different effects. For instance, strains with more CBD tend to produce better pain and spasticity relief. Effects will also vary for an individual based on the setting in which it is used and the person's physiological state when using it. Recently, the federal government legalized hemp production as part of the Farm Bill. Once the federal government finalizes methods and protocols for hemp Cannabidiol (CBD) extraction production, and if and when the Company has capital to do so, the Company plans to identify various strains of hemp and obtain the proper government licenses for indoor and outdoor farm property in California to grow, harvest and sell high quality, custombred organic hemp and other cannabis for the California medical Cannabidiol (CBD) compound markets.

There are more than 400 different compounds in cannabis, and continuous testing and recognition of these compounds is in high demand. If and when it is federally legal, the Company is planning to conduct laboratory studies to identify the expected potential of each compound as well as acquiring the machinery needed to properly extract those compounds to treat patients suffering from pain and nausea, to stimulate appetite when needed, and to address stress and sleep management. There may be other neurological pathologies that can be treated with these compounds and the benefits may or may not be limited to controlling the symptoms of those diseases. Considerably more research of cannabis compounds is needed to assess the commercial potential of them for medical applications. The Company will not market or sell any of these compounds, or supplements or medicines made from these compounds, until it is clearly legal to do so under federal, state and applicable local law. Consequently, such products, even if successfully developed by the Company, are not expected to generate revenue in the short term.

The Company's planned compound identification and extraction research and development operations, and testing of the NatureCide products, are expected to be conducted primarily in outside laboratories contracted by us in the future to validate our research results and claims. Related cultivation and genetic research was conducted in 2015 and early 2016 on the Company's leased property in an existing 600 square foot indoor cultivation center in Los Angeles County, California, where patients with whom we shared data cultivated controlled quantities of high quality cannabis and harvested and stored them for research and medical use to the extent permitted by California law. The fundamental premises of the operation were (i) to test the NatureCide pesticide and insecticide products, and (ii) to produce hemp and other cannabis oils from the plant life cultivated, eventually extract a variety of medicinal compounds from the oil, especially the hempbased nonTHC Cannabidiol (CBD) compounds found in hemp and other types of cannabis, test the efficacy of the supplement prototypes, and eventually produce, market and sell natural supplements containing these compounds. The Company may purchase and utilize additional special equipment designed to facilitate the compound identification and extraction process. Preliminary research in the industry indicates that CBDbased compounds from cannabis may be effective in treating the symptoms of certain

FP: truCrowd

Med-X inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

neurological pathologies, but there is much additional research needed to reliably commercialize CBDs for medical purposes. There is no assurance that the Company will be successful in making or selling any medicinal supplements from the CBD or THC compounds identified and extracted by it.

Merger with Pacific Shore.

Terms of the Merger. On December 15, 2017, MedX, Inc. entered into an Agreement of Merger and Plan of Reorganization (the "Merger Agreement") with Pacific Shore Holdings, Inc., a Delaware corporation ("Pacific Shore"), and MedX Acquisition Corp., a Delaware corporation and a whollyowned subsidiary of the Company ("Merger Sub"), by which the Company acquired Pacific Shore (the "Merger"). At the closing of the Merger on April 16, 2018, Pacific Shore becamea wholly owned subsidiary of the Company. The Merger Agreement had been approved by the Board of Directors of both the Company and Pacific Shore. A copy of the Merger Agreement is attached as Exhibit 7.1 to the Report on Form 1U, filed by the Company with the Commission, dated December 15, 2017, reviewable at www.sec.gov

Subject to the terms and conditions of the Merger Agreement, the shares of common stock, par value $0.001 per share, of Pacific Shore (the "Pacific Shore Common Stock"), owned by the stockholders of Pacific Shore (other than shares of Pacific Shore Common Stock as to which appraisal rights are perfected pursuant to the applicable provisions of the Delaware General Corporation Law ("DGCL") and not withdrawn or otherwise forfeited), by virtue of the Merger and without any action on the part of the stockholders, converted into the right to receive the number of shares of common stock, par value $0.001 per share, of the Company (the "MedX Common Stock") equal to one share of MedX Common Stock for every two shares of Pacific Shore Common Stock, rounded to the nearest whole number. No fractional shares of MedX common stock were issued as a result of the share exchange.

MedX Common Stock issued among the holders of Pacific Shore Common Stock in the Merger were not issued to more than 35 holders of Pacific Shore Common Stock who are not "Accredited Investors" as defined in Rule 501 of Regulation D of the Securities Act of 1933, as amended, based on Consent Agreements (as defined in Article IV of the Merger Agreement), Stockholder Questionnaires, and the historical records of Pacific Shore. The Company accepted nonAccredited Investors up to 35 in the order of the size of their shareholdings in Pacific Shore. NonAccredited Investors in excess of 35 who are holders of Pacific Shore Common Stock had appraisal rights in accordance with the DGCL. After the Closing, as defined in the Merger Agreement, the Company elected to pay all remaining NonAccredited Pacific Shore shareholders whose holdings were too small to qualify for the Merger the appraised price per share in cash.

Each share of Pacific Shore Common Stock and Pacific Shore Series A Preferred Stock (collectively, the "Pacific Shore Stock") held in the treasury of Pacific Shore immediately prior to the Effective Time, as defined in the Merger Agreement, was cancelled in the Merger and ceases to exist, and each share of outstanding Series A Preferred Stock of Pacific Shore outstanding immediately prior to the Effective Time was cancelled in the Merger and ceases to exist.

At the Closing, the Company issued to Matthew Mills, founder of the Company, 10,000 shares of newly authorized Series A Preferred Stock conferring on Mr. Mills no less than 51% voting control of the total issued and outstanding voting stock of the Company for all matters submitted to a vote of the Company's shareholders. The newly authorized Series A Preferred Stock of the Company has the rights, preferences and privileges expressed in the Certificate of Designation of MedX, Inc. for the Series A Preferred Stock, a copy of which is attached as Exhibit E to the Merger Agreement and as Exhibit 3.1 of the Company's Report on Form 1U filed by the Company with the Commission, dated December 15, 2017, which can be viewed on the Commission's website at www.sec.gov (the "Form 1U Report").

At the Closing, Matthew Mills tendered approximately 47,363,110 shares of common stock of the Company owned by him, and Pacific Shore tendered all 9,450,000 shares of MedX, Inc. owned by it, to the Company for retirement and cancellation.

A copy of the Merger Agreement is attached as Exhibit 7.1 to the December 15, 2017 Form 1U Report, and incorporated herein by reference. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement.

Business of Pacific Shore. Pacific Shore is a Delaware corporation which, through its substantially wholly owned subsidiary, Pacific Shore Holdings, Inc., a California corporation formed in January 2008 (hereinafter, "PSHCA"), is engaged in the business of product development, distribution, and marketing. On September 30, 2010, Pacific Shore, which prior to September 30, 2010 was an inactive public shell company without material assets or liabilities, consummated the acquisition of PSHCA, a privatelyheld company, through a share exchange (the "Business Combination"). The closing of the Business Combination resulted in PSHCA's security holders becoming the controlling security holders of Pacific Shore, and PSHCA becoming a substantially wholly owned subsidiary of Pacific Shore. Pacific Shore had a trading symbol, PSHR, which we expect will remain inactive for the foreseeable future. Pacific Shore's Chairman and Chief Executive Officer, Matthew Mills, is the President, a director, and a principal shareholder of MedX, Inc.

Pacific Shore manufactures and distributes two 100% natural essential oil products owned by us, NatureCide ("NatureCide") and Home Spa Shower Spray ("Home Spa Shower Spray"). Our NatureCide products have been tested in various regions across the United States and in Asia with positive results by multiple pest control companies, hotel and motel operators, agricultural personnel for various pests, and fire department personnel for snake control. Extensive testing by us and an independent thirdparty laboratory also indicates that our NatureCide products kill or deter a wide variety of pests, including but not limited to bed bugs, ants, fleas, ticks, cockroaches, crickets, and stink bugs, while repelling and or deterring various birds, rodents, and reptiles.

After years of research and development, in February 2014, we became a certified and licensed pest control applicator in California for agricultural commercial pest control. In July 2015, we received our pest control business main license and officially launched as a California licensed pest control company in Los Angeles, California. In 2016, we became licensed to maintain landscaping in residential and commercial settings and we obtained our applicator license, which allows us to provide pest control services for both the exterior and interior of structures. Our pest management service is growing and is servicing numerous ranch style and upscale

FP: truCrowd

Med-X
inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

homes and properties in Los Angeles and Ventura Counties. Management's intention is to franchise and or partner with other pest control service companies to offer the services and methods of our NatureCide service division as the NatureCide brand matures in the pest control, janitorial, transportation, and hospitality arenas. The Company also plans to increase its service foot print nationally by acquiring other established pest control service businesses that practice Integrated Pest Management (IPM) protocols, if the Company has sufficient capital or financing to do so.

In early 2014, we began registering our NatureCide products with multiple state Environmental Protection Agency ("EPA") offices around the country. Our Ready to Use NatureCide AllPurpose Insecticide, Flea & Tick Insecticide, and NatureCide AllPurpose Commercial Concentrate in one and fivegallon containers for indoor and outdoor professional use were our first products to be registered with state EPA offices in 39 states. In 2016, we registered our Nature Cide Ready to Use Outdoor insecticide as well as our Pest Management X2 Commercial Concentrate in one, two and a half, five, and 55 gallons for outdoor professional use. . In 2018, Pacific Shore developed and released two new products, the NatureCide Insecticidal Dust for indoor and outside use, and Nature Cide Pest Management Granular, for outdoor use. Both of the products are also in the process of being registered where applicable.

Currently the NatureCide products are positioned with national distributors including Target Specialty Products (TSP), Univar (UNI) and American Hotel Registry (AHR). NatureCide and its distributors have been able to promote NatureCide as a recognizable product line in the pest control industry in multiple states, as well as to promote the brand in social media (i.e. Facebook, Twitter, and LinkedIn) as the newest highly regarded and one of the fastest growing green products in the pest control industry. Target Specialty Products, headquartered in Santa Fe Springs, California has approximately 35 distribution centers nationally, and Univar has approximately 30 distribution centers nationally.

Our Home Spa Shower Spray is a 100% natural essential oil aromatherapy spray that gives any shower or bath a spalike scent. The Home Spa Shower Spray is available in four different aromas: eucalyptus, tangerine, grapefruit, and lavender. The Company is currently in discussions with several entities to distribute this line into hotel spas and health clubs on a national basis. The Home Spa Shower Spray is currently available for purchase on the internet. The Company is planning development of other products that fit within the Home Spa brand, such as developing a high end ThermalAid pack that will be branded with the Home Spa brand.

We are selling our products to consumers worldwide via the Internet and through domestic and international distribution channels. We are currently selling ThermalAid online through various web sites including but not limited to FSAStore.com, and Amazon.

In 2010 and 2011, the Pacific Shore development team completed development of a new natural lip balm product. This product, EnergyX® lip balm ("EnergyX"), is a lip balm created to enhance energy levels. A second product, which is still under development ("Balm Burner"), is a dietary energy lip balm created to enhance energy levels while suppressing appetite. Energy X lip balm products contain green tea extract, hoodia gordonii extract, and natural caffeine. EnergyX is available in five flavors: lemonlime, fruit punch, berry blast, grape and tangerine. All EnergyX flavors are available with SPF 30. Burner Balm lip balm products contain the same ingredients as Energy X lip balm products contain plus chromium picolinate. Burner Balm is made in five flavors: strawberry, pomegranate, acai berry, vanilla, and spearmint. Our lip balm products have been featured on CBS' *The Early Show* and NBC's *Today Show*.

We introduced three new products within our EnergyX® product line. First, we released our EnergyX® caffeinated sugar free chewing gum in two flavors, Spearmint and Peppermint. Each pack of EnergyX® gum contains eight pieces with each piece of EnergyX® gum containing 55 mg of caffeine. This provides the consumer with the equivalent of six energy drinks per pack of gum. We believe our EnergyX® gum compliments our first EnergyX® product, EnergyX® lip balm. Our second product introduction was "The Juice" by EnergyX energy mix. The Juice is a liquid that is flavor and aroma free, has zero calories, can be added to anything, and provides an energy boost. Each quarter ounce serving contains 70 mg of green coffee bean caffeine and B vitamins. Finally, we have also developed "The Sweetener" by EnergyX, which is an Agave Nectar based sweetener that contains Stevia as well as BVitamins and 70 mg green coffee bean caffeine per serving. Once the NatureCide and ThermalAid products division are further capitalized, management plans to focus on marketing our EnergyX and Burner Balm into the appropriate markets.

There is no assurance that the merger of MedX, Inc. with Pacific Shore Holdings, Inc. will be successful or profitable for investors. As a wholly owned subsidiary of MedX, Inc., Pacific Shore will pose risks to MedX, Inc. and its shareholders, including but not limited to those described under "Risk Factors" in this Offering Circular.

ThermalAid

In addition to developing our own products, we also currently own an exclusive worldwide royaltyfree license to sell a patented 100% natural therapeutic heating/cooling treatment pack called ThermalAid ("ThermalAid"). ThermalAid is a clinically proven microwaveable heat treatment pack that doubles as a cold therapy source to assist with reducing swelling and relieving pain. In a fourmonth, 96 patient clinical trial, the ThermalAid arthritis packs proved to reduce arthritis medications by 20% and it was perceived to have a 35% reduction in pain. During 2014, the entire ThermalAid product line, which includes 23 different configurations, became eligible for Flexible Spending Accounts for consumers nationally as well as being eligible for Worker Compensation reimbursement for patients nationally. Our full line of ThermalAid products is currently available through the Cardinal Health Distribution network, which includes FSAStore.com, AssuraMed, and Independence Medical. The entire ThermalAid line is also being carried by WBC Healthcare Distribution venues, which include Meyer Chiropractic Distribution, Meyer Physical Therapy, Meyer DC, Milliken Medical and Elivate Fitness. The Cardinal Health distribution network, of which AssuraMed and Independence Medical are a part, now also offers all ThermalAid products. Our ThermalAid Zoo Animals are also available at all California Kroger owned Ralphs Grocery Pharmacy locations as well as Colorado Kroger owned King Soopers locations, Utah Kroger owned City Market locations, and Kroger locations in Georgia, which encompass approximately 376 locations. We continue negotiating with Kroger to place our ThermalAid products in all Kroger chains nationally. Cardinal Health carries inventory of ThermalAid products in 22 distribution centers throughout the United States. This is in addition to various "As Seen on TV" stores located around the United States. ThermalAid has been seen on the Home Shopping Network and on NBC's ShopHQ. In addition, we continue to run a ThermalAid Zoo infomercial in a national television campaign in

FP: truCrowd

Med-X inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

the "As Seen on TV" category. The Kroger chain continues to invite the ThermalAid showcasing team to present the ThermalAid line to pharmacists that operate its pharmacy divisions.

Our chairman and founder Matthew Mills, is currently in the process of completing the assignment of two trademarks which he recently acquired for "ThermalAid" and "Nature's Therapeutic Source." He also owns three patents related to ThermalAid. The first is a patent for a thermal device for applying thermal energy to the body of a person, animal, or other surface utilizing segmented organic filler. The second is for a thermal device for applying thermal energy to the body of a person, animal, or other surface utilizing segmented organic filler that may have the general appearance of a child's toy or other configuration. The third is for an ornamental design for a bear thermal device. Our chairman and founder Matthew Mills, has granted us an exclusive worldwide royaltyfree license in perpetuity to utilize these trademarks and patents to market, distribute, and sell ThermalAid, for which he was issued 4,605,337 shares of PSHCA's common stock which he subsequently exchanged for shares of our common stock.

On June 22, 2012, we entered into an exclusive license agreement with Dr. Morton I. Hyson, M.D., P.C., d.b.a. Hyson Medical Products, pursuant to which we were granted an exclusive license to utilize three patents currently owned by Dr. Hyson: (1) Device and Method for Treatment of Headache – 5,700,238 (December 23, 1997), (2) Medicated Wrap – 6,313,370 (November 6, 2001), and (3) Medicated Wrap – 7,186,260 (March 6, 2007). We are using the technology and case study covered by these patents to market additional proprietary private label consumer products under our brand to address headache pain relief, both migraine and tension. Dr. Hyson already sells his own line of headache pain relief and medicated wrap products for consumers. We have a license to utilize these patents for any branded products developed by us during the term of the license agreement. For such branded products, Dr. Hyson receives a license fee equal to 5% of net sales made by us of those products. We will own the intellectual property to all of our branded products developed under this license agreement. The initial term of the license agreement is five (5) years with options exercisable for oneyear extensions, subject to termination after two (2) years if by then we have not brought a branded product to market. We commercialized this technology within two (2) years by the launch of our ThermalAid Headache Relief System.

Potential Acquisition of New Business

On May 28, 2019, we entered into a nonbinding Letter of Intent ("LOI") with Custom Bedbug, Inc. ("CBB" or "Custom Bedbug") for the acquisition by MedX of 100% of the outstanding equity of CBB for consideration comprised of a combination of cash, including earn out payments, assumption of debt and shares of MedX common stock.

Custom Bedbug is a pest control service company specializing in the remediation and extermination of bedbugs. They have experienced technicians using specialized equipment and techniques. We believe that the services they provide are effective in eliminating bedbugs. We also believe that NatureCide can become another component of CBB's pest control arsenal for certain applications, and that CBB's customers will have other uses for NatureCide. CBB operates in Idaho, Oregon, Utah, and Washington and provides services to apartment owners, property management companies, local and state housing authorities, hotels, and residential home owners. Custom Bedbug utilizes the highly sustainable method of thermal remediation for bedbugs as well as providing traditional chemical treatments and preventative measures. Custom Bedbug strives to provide preventative solutions, a relatively new concept in bedbug remediation. Thermal remediation allows for elimination of bedbugs using electric heat without the use of chemicals. Currently, Custom Bedbug services a 300 mile radius from the Boise valley in Idaho. Custom Bedbug was started in November of 2014.

Competition

The sale of insecticides and other products for business and consumer customers, and the sale of cannabis are intensely competitive. We expect competition to intensify further in the future. Barriers to entry are relatively low. Current and new competitors can launch new products and can compete in the market place. We currently compete or potentially will compete with a number of other companies whose numbers will increase in the future, many of which are larger and possess greater human and capital resources than us, and already have wellestablished brand recognition. We face competition for readers and advertisers for our online news service. NatureCide will encounter intense competition from other allnatural and chemical based pesticides that have been on the market for years, including those designed for the agricultural markets such as cannabis cultivators. We face competition from larger wellestablished cannabis growers and other industry participants that have greater financial and managerial resources, more experience in developing effective growing, breeding and marketing techniques, and have greater name recognition than MedX. Competitors are already researching and developing cannabis compounds for medicinal use, which are offered for sale in gel cap and other forms in legal jurisdictions. In addition, we are faced with formidable challenges in obtaining legal permits to grow and sell cannabis in the State of California. Management believes we can compete effectively but we cannot assure that competition will not impair the maintenance and growth of our planned businesses.

Government Regulation

The Company will be subject to government regulations in the conduct of its business which tend to increase costs and potentially have a material adverse impact on the Company's operating results, financial condition and business performance, including but not limited to (1) employment laws generally applicable to all businesses, including laws covering wages, working conditions, health, safety, working hours and similar matters, (2) laws designed to protect the environment, including those applicable to farming operations, (3) laws enforced by the Federal Trade Commission (FTC) and equivalent state agencies governing advertising and representations made by businesses, (4) laws enforced by the Federal Food & Drug Administration (FDA) which govern safety and claims made with respect to food and other products consumed by the public, and (5) laws enforced by the Drug Enforcement Agency (DEA) relating to possession, consumption, production, transport and sale of controlled substances such as cannabis. Compliance with laws, rules and regulations applicable to conducting commerce on the Internet is also a challenge for the Company. See "RISK FACTORS Our business is subject to various government regulations.

FP: truCrowd

Med-X
inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

The cannabis industry is subject to intense government regulation at the federal, state and local levels. Cannabis is still categorized as a Schedule 1 drug by the federal government. Consequently, the possession, use, consumption, production, transport and sale of cannabis are illegal under federal law and in most state jurisdictions, except for ten states (i.e. Colorado, Washington, Oregon, Alaska, California, Massachusetts, Maine, Vermont, Michigan and Nevada), and Washington D.C., where cannabis has been legalized for medical and recreational purposes, subject to government oversight, licensing and taxing authority. There are an additional 21 states where cannabis is permitted for medical purposes, again subject to government regulation. In California, cannabis for medical and recreational use is legal but the establishment of dispensaries is tightly controlled and limited at the local level. Doctor prescriptions are required, and resale of medical cannabis is prohibited.

In 2014, the United States House of Representatives passed an amendment (the "RohrabacherBlumenauer Amendment") to the Commerce, Justice, Science, and Related Agencies Appropriations Bill, which funds the United States Department of Justice (the "DOJ"). The RohrabacherBlumenauer Amendment prohibits the DOJ from using funds to prevent states with medical cannabis laws from implementing such laws. In August 2016, the Ninth Circuit Court of Appeals ruled in *United States v. McIntosh* that the RohrabacherBlumenauer Amendment bars the DOJ from spending funds on the prosecution of conduct that is allowed by state legislation titled the Compassionate Access, Research Expansion, and Respect States Act (the "CARERS Act") was introduced, proposing to allow states to regulate the medical use of cannabis by changing applicable federal law, including by reclassifying cannabis under the Controlled Substances Act to a Schedule II controlled substance and thereby changing the plant from a federallycriminalized substance to one that has recognized medical issues. More recently, the Respect State Marijuana Laws Act of 2017 has been introduced in the U.S. House of Representatives', which proposes to exclude persons who produce, possess, distribute, dispense, administer or deliver marijuana in compliance with state laws from the regulatory controls and administrative, civil and criminal penalties of the Controlled Substances Act (the "CSA"). These developments previously were met with a certain amount of optimism in the cannabis industry, but (i) neither the CARERS Act nor the Respect State Marijuana Laws Act of 2017 have yet been adopted, and (ii) the RohrabacherBlumenauer Amendment, being an amendment to an appropriations Bill that must be renewed annually, has not currently been renewed beyond March 23, 2018.

Commercial growing of cannabis is prohibited under federal and most state laws, and transport of cannabis across state lines or international borders is not allowed. Commercial growing of medical cannabis in California for distribution to licensed dispensaries is permitted provided the grower obtains the proper permits from the appropriate California state agencies and complies with all of the restrictions and limitations of such permits. There is no assurance that the government regulations applicable to the cannabis industry in the United States will ease so that new and larger markets can become available to the Company in the future. In fact, there is no assurance that the current legalization trend will not reverse and restrict the legal market for cannabis more in the future, adversely affecting the operating results, financial condition and business performance of the Company. Even if cannabis is legalized, strict government licensing requirements and stiff taxes may be imposed on cannabis, adversely affecting the Company.

Lifting of Suspension Order

The Company received a certified letter on September 22, 2016, dated September 16, 2016, from the Securities and Exchange Commission ("SEC"). This letter issued an Order Temporarily Suspending Exemption of the Company's Regulation A+ Offering due to the Company not filing its 2015 Annual Report on Form 1K by April 30, 2016. On September 20, 2016, the Company filed its 2015 Annual Report on Form 1K and 2016 Semiannual Report on Form 1SA with the SEC. The Company requested that the suspension order be lifted and the offering be reinstated as the appropriate filings have been made by us and received by the SEC. On May 8, 2017, an SEC Administrative Law Judge vacated the suspension order and restored our right to rely on Regulation A under the Securities Act of 1933, as amended. We filed our 2016 Annual Report on Form 1K on April 24, 2017, our 2017 Annual Report on Form 1K on April 24, 2018, and our 2018 Annual Report on Form 1K on April 26, 2019.

Employees

As of May 1, 2019, we had fourteen (14) fulltime employees, four of whom are executive officers of MedX. We plan to actively hire employees at such time as the Company has sufficient capital or financing to fund the expanded launch of its business plan.

Property

We currently sublease approximately 2,500 square feet of office space at 8236 Remmet Avenue, Canoga Park, California 91304, at no cost on a five year lease from our subsidiary, Pacific Shore. We also occupy a 600 square foot indoor cannabis cultivation research facility in Los Angeles County, California, that we lease from our President at no cost (except for payment of utility costs) on a fiveyear term. We are not currently cultivating cannabis at the facility. We plan to conduct research and development associated with the cannabis compound identification and extraction operation at this facility at a later time when it is federally legal to do so, The Company's product development team is currently positioning for hemp cultivation, now that the passage of the federal Farm Bill has recently legalized hemp production in the United States. Management expects a great deal of red tape before actual hemp cultivation along with extraction of Cannabidiol compounds from hemp oil can commence, but the Company is preparing accordingly, and could activate its planned hemp business of any time.

Seasonality

FP: truCrowd

Med-X inc.
OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

Our operations may be materially affected by seasonality for outdoor cultivation operations. NatureCide is likely to have high sales volumes during the spring and summer months when insects and pests are more likely to be present and agricultural operations are at their peak. Lower sales volumes may be experienced at other times during the year. The Company's planned cannabis and hemp cultivation operations along with sales and operations in general are not expected to be materially affected by seasonality, as we plan to grow, harvest and sell cultivated cannabis on a yearround basis utilizing indoor techniques including greenhouses for a portion of the farming. Our outdoor cannabis production may, however, be adversely affected by weather conditions such as cold or excessively warm temperatures and excess wetness or drought, to the extent that our crops are grown outdoors and not in the controlled environmental conditions of greenhouses.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

The purchase of shares of our common stock involves substantial risks. The purchase of shares of our common stock involves substantial risks. You should carefully consider the risks described below, together with all of the other information included in this Offering Circular, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. See "Cautionary Statement Regarding Forward Looking Statements" above for a discussion of forwardlooking statements and the significance of such statements in the context of this Offering Circular. Each prospective investor should carefully consider the following risk factors, in addition to any other risks associated with this investment, and should consult with his own legal and financial advisors.

Risks Relating to Business

MedX, Inc. has a limited operating history, which makes it difficult to accurately evaluate our business prospects. We were formed in February 2014 to engage in the business of (a) publishing content about the cannabis industry, primarily online, for industry participants and the general public, (b) growing and selling cannabis on a wholesale basis, initially for the California medical cannabis market, (c) supplying related agricultural products to other commercial cannabis growers, and (d) developing and selling commercial medicinal supplements based on beneficial compounds extracted from cannabis. To date, we have built a 600 square foot stateoftheart cultivation center. In 2015 and early 2016, a small affiliated patient group cultivated small quantities of different strains of cannabis at the facility for personal medical research, with whom we shared data. We have also launched our cannabis news website, and commenced marketing NatureCide, but have not yet launched the other components of our business plan. In particular, little revenue is expected from our cannabis compound identification and extraction program until cannabis is sufficiently legalized to engage in such commerce. Compound research and development may not commence until 2020. We have no government permits to legally grow and supply cannabis in California or any other jurisdiction, and have yet to earn significant revenue. We cannot assure at this time that we will be able to commence our planned operations, that we will operate profitably, or that we will have adequate working capital to conduct our business. We believe that our success will depend in large part on government policy, the public's acceptance of our products and our ability to sell cannabis, NatureCide, ThermalAid and other branded and nonbranded products. We intend to invest heavily in developing and marketing our products, including building and providing content for our websites, researching and developing cannabis compounds for medical uses, promoting and marketing our websites, products and services, and analyzing the market for our planned products. As a result, we will incur operating losses until we earn sufficient revenue from the sale of our products.

Our financial situation creates doubt whether we will continue as a going concern. Since inception, the Company has not generated revenues and has incurred losses and has an accumulated deficit of $5,319,431 as of December 31, 2018. Further, we expect to incur a net loss for the fiscal year ending December 31, 2019 and thereafter, primarily as a result of increased operating expenses. There can be no assurances that we will be able to achieve a level of revenues adequate to generate sufficient cash flow from operations or obtain funding from this offering or additional financing through private placements, public offerings and/or bank financing necessary to support our working capital requirements. To the extent that funds generated from any private placements, public offerings and/or bank financing are insufficient, we will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on acceptable terms. These conditions raise substantial doubt about our ability to continue as a going concern. If adequate working capital is not available we may be forced to

FP: truCrowd

Med-X inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

discontinue operations, which would cause investors to lose their entire investment. Our auditors have indicated that these conditions raise substantial doubt about the Company's ability to continue as a going concern.

We may not have adequate capital to fund our business. We will have limited capital available to us, to the extent that we raise capital from this offering. If our entire original capital is fully expended and additional costs cannot be funded from borrowings or capital from other sources, then our financial condition, results of operations, and business performance would be materially adversely affected. We may not be able to raise needed additional capital or financing due to market conditions or for regulatory or other reasons. We cannot assure that we will have adequate capital to conduct our business.

Pacific Shore has a limited operating history, which could make it difficult to accurately evaluate our business and prospects. Through our California subsidiary ("PSHCA"), formed in January 2008, we are engaged in the business of developing, manufacturing, marketing and selling branded and non branded proprietary consumer products utilizing allnatural ingredients for safety and effective performance. We have a limited operating history. We cannot assure at this time that we will expand our operations, that we will operate profitably, or that we will have adequate working capital to conduct our business. We believe that our success will depend in large part on the public's acceptance of our products and our ability to fulfill wholesale and retail purchase orders for NatureCide, Home Spa Shower Spray, ThermalAid, and other branded and nonbranded products. Our EnergyX and Burner Balm products currently have no sales, and Home Spa Shower Spray has minimal sales. We intend to invest heavily in developing and marketing our products. As a result, we will incur operating losses until we earn sufficient revenue from the sale of our products.

We cannot assure that we will develop additional products in the future. Currently, we have developed only a few products lines, NatureCide, ThermalAid, EnergyX, Burner Balm, and Home Spa Shower Spray, and therefore do not have a diversified portfolio of proprietary products. We cannot assure that we will continue to successfully develop, commercialize or sell any products besides NatureCide, Home Spa Shower Spray, and ThermalAid, or that we will profitably conduct any other business on a consistent basis. The lack of product diversity could adversely affect our financial condition and operating results and expose investors to a complete loss of their investment in us if our existing products such as NatureCide, Home Spa Shower Spray and ThermalAid fail to achieve sufficient sales to maintain us or enable us to earn a profit.

Our ability to protect our intellectual property is uncertain. We have filed several applications with the United States Patent and Trademark Office for service marks and trademarks. While we have been granted several service marks and trademarks, we still have applications pending for other marks. We cannot assure that we will be successful in obtaining the service marks or trademarks, that these applications will not be challenged, that others will not attempt to infringe upon our marks, or that these marks will afford us any protection or competitive advantages. If we are unable to protect our rights to our trademarks or if such marks infringe on the rights of others, our business could be materially adversely affected. In addition to the ThermalAid patents licensed to us by our president, we currently have two patents pending with the United States Patent and Trademark Office, one related to our Nature Cide infused soil and one related to our lip balm products. We cannot assure that we will be successful in obtaining patents, that these applications will not be challenged, that others will not attempt to infringe upon our patents should they be awarded, or that these patents will afford us any protection or competitive advantages. The existing patents (held by Matthew Mills, our chairman, who has licensed them to us) covering ThermalAid may not protect us from legal challenges by competitors or infringement by third parties.

We may not be able to successfully compete against companies with substantially greater resources. The health and medical therapy, essential oils, and insecticide industries are intensely competitive and we expect competition to intensify further in the future. We are also subject to intense competition from chemical insecticides, as well as other allnatural insect repellents utilizing cedar wood oil, which have been on the market longer than NatureCide and which are manufactured and marketed by competitors with more resources and brand recognition than us. We cannot assure that NatureCide will compete effectively and experience continuing and growing sales. As a supplier of other products, we compete with several larger and betterknown companies that specialize in supplying and distributing a vast array of consumer goods to retailers. We cannot assure that we will continue to obtain supply contracts with Walmart.com, Ralphs, or from any other retailers. Barriers to entry are relatively low, and current and new competitors can launch new products that compete in the market place. We currently or potentially compete with a number of other companies. We face competition from a number of large health and medical therapy, essential oil, and insecticide brand name manufacturers that have greater financial and managerial resources, more experience in developing products, and greater name recognition than we have.

We may be required to collect sales and other taxes from buyers outside of California. We do not collect sales or other similar taxes with respect to goods sold by us via our website, except for buyers from the State of California. We file quarterly sales tax returns with the State of California. However, other states may seek to impose sales tax collection obligations on outofstate companies such as us, which engage in or facilitate online commerce, and a number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce, and could adversely affect our opportunity to derive financial benefit from such activities. Moreover, a successful assertion by one or more states or any foreign country that we should collect sales or other taxes on the exchange of merchandise on our system could have a material adverse effect on our business, results operations, and financial condition. Legislation limiting the ability of the states to impose taxes on Internetbased transactions has been proposed in the U.S. Congress. We cannot assure that this legislation will ultimately be enacted into law or that the final version of this legislation will not contain a limited time period in which such tax moratorium will apply. In the event that the tax moratorium is imposed for a limited time period, there can be no assurance that the legislation will be renewed at the end of such period. Failure to enact or renew this legislation could allow various states to impose taxes on Internetbased commerce and the imposition of such taxes could have a material adverse effect on our business, results of operations, and financial condition.

Our business is subject to various government regulations. We are subject to various federal, state and local laws affecting therapeutic medical and insecticide products. The Federal Trade Commission, the Federal Food and Drug Administration and equivalent state agencies regulate advertising and representations made by businesses in the sale of products, which apply to us. We may be required to obtain permits from various states in order to ship certain of our products to those states.

FP: truCrowd

Med-X inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

We are also subject to government laws and regulations governing health, safety, working conditions, employee relations, wrongful termination, wages, taxes and other matters applicable to businesses in general.

We are not currently subject to direct federal, state or local regulation, or laws or regulations applicable to access to or commerce on the Internet, other than regulations applicable to businesses generally. Due to the increasing popularity and use of the Internet and other online services, and recent controversial breaches of cyber security, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Although sections of the Communications Decency Act of 1996 were held to be unconstitutional by the U.S. Supreme Court, we cannot assure that similar laws will not be proposed and adopted in the future. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws was adopted prior to the advent of the Internet and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. In addition, numerous states, including the State of California in which our headquarters are located, have regulations regarding the manner in which "wholesalers/retailers" may conduct business and the liability of "wholesalers/retailers" in conducting such business. We cannot assure that any state will not attempt to impose additional regulations upon us in the future or that such imposition will not have a material adverse effect on our business, results of operations, and financial condition.

Several states have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also recently settled a proceeding with one online service regarding the manner in which personal information is collected from users and provided to third parties. Changes to existing laws or the passage of new laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace that could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner have a material adverse effect on our business, results of operations, and financial condition. In addition, because our services are accessible worldwide, and we make sales of goods to users worldwide, other jurisdictions may claim that we are required to qualify to do business as a foreign corporation in a particular state or foreign country. We are qualified to do business in two states in the United States, Nevada and California, and our failure to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject us to taxes and penalties for the failure to qualify, resulting in our inability to enforce contracts in such jurisdictions. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business, results of operations, and financial condition.

We cannot assure that we will earn a profit or that our products will be accepted by consumers. Our business is speculative and dependent upon acceptance of NatureCide, Pacific Pain Relief Cream, Home Spa Shower Spray, ThermalAid, EnergyX, Burner Balm, and our other branded and nonbranded products by retail stores and consumers. Our operating performance is also heavily dependent on whether or not we are able to earn a profit on the sale of our products and the products of other manufacturers from which we supply or distribute consumer goods, if any. In our marketing campaigns we rely to a certain extent on celebrity endorsements. Our business could be adversely affected by the loss of those endorsements or by negative publicity in general. We cannot assure as to whether we will be successful or earn any revenue or profit, or that investors will not lose their entire investment.

We may not have adequate capital to fund our business. We will have limited capital available to us, to the extent that we raise capital from this offering. If our entire original capital is fully expended and additional costs cannot be funded from borrowings or capital from other sources, then our financial condition, results of operations, and business performance would be materially adversely affected. We cannot assure that we will have adequate capital to conduct our business.

We may incur uninsured losses. Although we maintain modest theft, casualty, liability, and property insurance coverage, along with workmen's compensation and related insurance, we cannot assure that we will not incur uninsured liabilities and losses as a result of the conduct of our business. In particular, we may incur liability if NatureCide, Pacific Pain Relief Cream, Home Spa Shower Spray, ThermalAid, EnergyX, Burner Balm, or one of our other products is deemed to have caused a personal injury. Should uninsured losses occur, the holders of our common stock could lose their invested capital.

We may acquire businesses, intellectual property or products, or form strategic alliances in the future, and we may not realize the benefits of such acquisitions. We may acquire additional businesses, intellectual property or products, form strategic alliances or create joint ventures with third parties that we believe will complement or augment our existing business. If we acquire businesses with promising markets or technologies, we may not be able to realize the benefit of acquiring such businesses if we are unable to successfully integrate them with our existing operations and Company culture. We may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from a strategic alliance or acquisition that delay or prevent us from realizing their expected benefits or enhancing our business. We cannot assure you that, following any such acquisition, we will achieve the expected synergies to justify the transaction.

Like most manufacturers and sellers of consumer goods, and companies that raise capital, we are subject to potential litigation. As a manufacturer and seller of consumer goods, and a company that raises capital, we are exposed to the risk of litigation for a variety of reasons, including product liability lawsuits, employee lawsuits, commercial contract disputes, defects in supplies and products, government investigations and enforcement actions, shareholder and investor lawsuits and other legal proceedings. We cannot assure that future litigation in which we may become involved will not have a material adverse effect on our financial condition, operating results, business performance, and business reputation.

We cannot assure that we will have the resources to repay all of our liabilities in the future. We have liabilities and may in the future have other liabilities to affiliated or unaffiliated lenders. These liabilities represent fixed costs, which are required to be paid regardless of the level of business or profitability experienced by us. We cannot assure that we will not incur debt in the future, that we will have sufficient funds to repay our indebtedness or that we will not default on our debt, jeopardizing our business viability. Furthermore, we may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to conduct our business. We often utilize purchase order financing from third party lenders when we are supplying or distributing consumer goods, which increases our

Med-X inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

costs and the risks that we may incur a default, which would harm its business reputation and financial condition. We cannot assure that we will be able to pay all of our liabilities, or that we will not experience a default on our indebtedness.

We may incur cost overruns in the development, manufacture, and distribution of our various products. We may incur substantial cost overruns in the development, manufacture, and distribution of NatureCide, Home Spa Shower Spray, ThermalAid, The Malibu Brands, EnergyX, Burner Balm, and other products. Management is not obligated to contribute capital to us. Unanticipated costs may force us to obtain additional capital or financing from other sources, or may cause us to lose our entire investment in us if we are unable to obtain the additional funds necessary to implement our business plan. We cannot assure that we will be able to obtain sufficient capital to successfully continue to implement our business plan. If a greater investment is required in the business because of cost overruns, the probability of earning a profit or a return of the shareholders' investment in us is diminished.

If we are unable to pay for material and services timely, we could be subject to liens. If we fail to pay for materials and services for our business on a timely basis, our assets could be subject to material men's and workmen's liens. We may also be subject to bank liens in the event that we default on loans from banks, if any.

Directors and officers have limited liability. Our bylaws provide that we will indemnify and hold harmless our officers and directors against claims arising from our activities, to the maximum extent permitted by Nevada law, and, in the case of PSHCA, California law, and in the case of Pacific Shore, Delaware law. If we were called upon to perform under our indemnification obligations, (we have not yet signed individual separate indemnification agreements with each one of our directors and officers), then the portion of our assets expended for such purpose would reduce the amount otherwise available for our business.

If we were to lose the services of our key personnel, we may not be able to execute our business strategy. Our success is substantially dependent on the performance of our executive officers and key employees. The loss of any of our officers or directors would have a material adverse impact on us. We will generally be dependent upon Matthew Mills for the direction, management and daily supervision of our operations. See "MANAGEMENT."

If we are unable to hire, retain or motivate qualified personnel, consultants, independent contractors, and advisors, we may not be able to grow effectively. Our performance will be largely dependent on the talents and efforts of highly skilled individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly qualified personnel for all areas of our organization. Competition for such qualified employees is intense. If we do not succeed in attracting excellent personnel or in retaining or motivating them, we may be unable to grow effectively. In addition, our future success will depend in large part on our ability to retain key consultants and advisors. We cannot assure that any skilled individuals will agree to become an employee, consultant, or independent contractor of the Company or Pacific Shore. Our inability to retain their services could negatively impact our business and our ability to execute our business strategy.

Our executive officers' participation in other entities could create conflicts of interest. Matthew Mills, our Chairman, President and Chief Operating Officer, Ronald J. Tchorzewski, our Chief Financial Officer, David Toomey, our Chief Executive Officer, Jennifer Mills, our Executive Vice President, and each of Allan Kurtz and Fred Dashiell, each directors, respectively, are also officers and directors of Pacific Shore and PSHCA. Management's compensation from us has not been determined pursuant to arm'slength negotiation. MedX, Inc. and Pacific Shore have many of the same officers and directors.

The cannabis industry is extremely speculative and its legality is uncertain. The possession, consumption, production and sale of cannabis has historically been, and continues to be, illegal under federal law and in virtually all state and local jurisdictions, other than certain exceptions such as recent legalization in California, Colorado, Washington, Oregon, Alaska, Massachusetts, Maine, Vermont, Michigan, Nevada, and Washington D.C., and for medical purposes in those and certain other states. While management believes that legalization trends are favorable and create a compelling business opportunity for early movers, there is no assurance that those trends will continue and be realized, that existing limited markets will continue to be available or that any new markets for cannabis and related products will emerge for the Company. Our business plan is based on the premise that cannabis legalization will expand, that consumer demand for cannabis will continue to exceed supply for the foreseeable future, and that consumer demand for cannabis for medical and recreational uses will grow as it becomes legal to possess and consume it. There is no assurance that this premise will prove to be correct or that we will be profitable in the future. There is no assurance that our cannabis will be of the quality and type that will be accepted by the public or that our breeding of it will be effective. Investors in this Company may lose their investment in it.

Our business plan is speculative. Our planned businesses are speculative and subject to numerous risks and uncertainties. The research and development of our new proposed products, including those, if any, resulting from the identification and extraction of cannabis compounds for sale for medicinal use, may not succeed in creating any commercial products or revenue due to functional failure, lack of acceptance or demand from the marketplace, technological inefficiencies, competition or for other reasons. The demand for news and information regarding cannabis is unknown. The further legalization of cannabis in any state jurisdiction, or at the federal level, is not assured. The future demand for cannabis for medical or recreational use is unknown, even if favorable legislation progresses. The burden of government regulation and taxation on cannabis industry participants, including growers, suppliers and consumers, is difficult to quantify. There is no assurance that we will earn revenue or a profit.

Our recent merger with Pacific Shore may not be successful and may cause MedX, Inc. to incur substantial losses. Although Pacific Shore has been an affiliate of MedX, Inc. management since its inception in 2008, there is no assurance that the merger of MedX, Inc. and Pacific Shore will be successful or profitable for investors. Pacific Shore and MedX, Inc. may continue to incur operating deficits and may not grow as anticipated. Integration of the two companies may be more costly than expected.

As a company expected to be engaged in agricultural operations, we will be exposed to the risks inherent in farming. Planting, growing, harvesting and selling crops and farming in general, is inherently risky. Adverse weather, natural pests, fungus, agricultural and environmental diseases, falling market prices, excess supply, poor

FP: truCrowd

Med-X inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

soil, lack of fertilizer and other hazards can destroy crops and inflict severe economic losses on any farm, even with greenhouse facilities. There is no assurance that we will not incur uninsured losses or be subject to hazards beyond our control, or that we will be economically successful or sustainable.

There is no assurance that any of our research and development activities will result in any proprietary technology or commercial products. As discussed, we plan to develop new proprietary products and services for the cannabis or any other industry, including compound identification and extraction. The development efforts for these products may fail to result in any commercial technology, products or services, or any proprietary or patentable technology. The products may not work, competitors may develop and sell superior products performing the same function, or industry participants may not accept or desire those products. We may not be able to protect our proprietary rights, if any, from infringement or theft by third parties. Government regulation may suppress or prevent marketing and sales of those products, even if they can be commercialized. We may have inadequate capital to successfully execute this aspect of our business plan.

Financial projections which may be included with this Offering Circular may prove to be inaccurate. Financial projections concerning our estimated operating results may be included with the Offering Circular. Any projections would be based on certain assumptions which could prove to be inaccurate and which would be subject to future conditions, which may be beyond our control, such as general industry conditions. We may experience unanticipated costs, or anticipated revenues may not materialize, resulting in lower operating results than forecasted. We cannot assure that the results illustrated in any financial projections will in fact be realized by us. Any financial projections would be prepared by our management and would not be examined or compiled by independent certified public accountants. Counsel to us has had no participation in the preparation or review of any financial projections prepared by us. Accordingly, neither the independent certified public accountants nor our counsel would be able to provide any level of assurance on them. We cannot assure that we will earn net profits. We cannot assure that we will be able to raise capital in this placement of common stock, or that we will have sufficient capital to fund our business operations. We cannot assure that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us.

Customer complaints regarding our products and services could hurt our business. From time to time, we may receive complaints from customers regarding the quality of goods purchased from us. We may in the future receive correspondence from customers requesting reimbursement. Certain dissatisfied customers may threaten legal action against us if no reimbursement is made. We may become subject to product liability lawsuits from customers alleging injury because of a purported defect in our products or services, claiming substantial damages and demanding payments from us. We are in the chain of title when we supply or distribute products, and therefore are subject to the risk of being held legally responsible for them. These claims may not be covered by our insurance policies. Any resulting litigation could be costly for us, divert management attention, and could result in increased costs of doing business, or otherwise have a material adverse effect on our business, results of operations, and financial condition. Any negative publicity generated as a result of customer frustration with our products or services, or with our websites, could damage our reputation and diminish the value of our brand name, which could have a material adverse effect on our business, results of operations, and financial condition.

Our business is subject to various government regulations. We are subject to various federal, state and local laws affecting the possession, consumption, production, supply and sale of cannabis, and the manufacture and sale of pesticide products. The Federal Trade Commission, the Federal Food and Drug Administration, the Federal Drug Enforcement Agency and equivalent state agencies regulate all aspects of cannabis and the advertising and representations made by businesses in the sale of products, which will apply to us. Cannabis is categorized under federal law as a Schedule 1 drug. Accordingly, the cultivation, production, transport, export, import, distribution, sale, marketing and use of cannabis are prohibited under federal law. Certain activities that comply with state law, such as medical cannabis in states where it has been legalized, are treated by the federal government with a nonenforcement policy under the internal guidelines of the "Cole Memorandum" published by the US Department of Justice. We may be required to obtain permits from various states in order to produce, supply and sell cannabis and certain of our other products in those states. We currently have no government permits to grow or sell cannabis in any jurisdiction. Even if cannabis is generally legalized at the federal and state government levels, commerce in cannabis is still expected to be heavily regulated and taxed, which will have a material effect on our operating results, financial condition and business performance. We expect to be required to apply for licenses in California, even if it is generally legalized in our home state, and there is no assurance that those licenses will be granted to us. Furthermore, because cannabis remains illegal under federal law, banking, certain advertising, and trademark registration services, among other services, are generally not available to the cannabis industry.

We are also subject to government laws and regulations governing health, safety, working conditions, employee relations, wrongful termination, wages, taxes and other matters applicable to businesses in general. We are not currently subject to direct federal, state or local regulation, or laws or regulations applicable to access to or commerce on the Internet, other than regulations applicable to businesses generally. It is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws was adopted prior to the advent of the Internet and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. In addition, numerous states, including the State of California in which our headquarters are located, have regulations regarding the manner in which "wholesalers/retailers" may conduct business and the liability of "wholesalers/retailers" in conducting such business. We cannot assure that any state will not attempt to impose additional regulations upon us in the future or that such imposition will not have a material adverse effect on our business, results of operations, and financial condition. Several states have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. Changes to existing laws or the passage of new laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace that could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner have a material adverse effect on our business, results of operations, and financial condition. In addition, because our services are expected to be accessible worldwide, and we expect to eventually facilitate sales of goods to users worldwide, other jurisdictions may claim that we are required to qualify to do business as a foreign corporation in a particular state or foreign country. We are qualified to conduct intrastate business in two states in the United States, California and Nevada. Our failure to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject us to taxes and penalties for the failure to qualify, and could result in our inability to

FP: truCrowd

Med-X
inc.
OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

enforce contracts in such jurisdictions. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business, results of operations, and financial condition.

We are subject to the rules and regulations of the Securities and Exchange Commission ("Commission") and comparable state agencies. As a company raising investment capital, we are subject to federal and state government securities regulation. Accordingly, there is a risk that we could be subject to adverse government orders if we violate those regulations, which could have a material adverse impact on our operating results, financial conditions and business performance. In particular, we are subject to the reporting requirements of Regulation A+ (Tier 2) since we were declared qualified by the Commission for our offering of common stock under that regulation on November 3, 2015. We incurred a temporary suspension order by the Commission on September 16, 2016 due to a late filing of one of our required reports. While the temporary suspension order was ultimately vacated by the Commission Administrative Law Judge on May 8, 2017, lifting the suspension, we are still subject to a possible separate enforcement action against us by the SEC for the reporting violation, even though it has been rectified. An Commission enforcement action successfully asserted against us could cause us to be labeled a "bad actor" under Rules 506(d) and 507 of Regulation D of the Securities Act of 1933, as amended, and Rule 262 of Regulation A of the Securities Exchange Act of 1934, as amended, which would likely have a material adverse impact on our operating results, financial condition and business performance.

We may be required to collect sales and other taxes. New excise taxes may be imposed on the sale and production of cannabis by federal and state taxing authorities, suppressing sales. New government tax regulations may require that we as the supplier be responsible to collect those excise taxes, increasing our costs and risks. We do not expect to collect sales or other similar taxes with respect to goods sold by us via our website, except for buyers from the State of California. We expect to file quarterly sales tax returns with the State of California. Other states may, however, seek to impose sales tax collection obligations on outofstate companies such as us which engage in or facilitate online commerce, and a number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of Internet commerce, and could adversely affect our opportunity to derive financial benefit from such activities. Moreover, a successful assertion by one or more states or any foreign country that we should collect sales or other taxes on the exchange of merchandise on our system could have a material adverse effect on our business, results operations, and financial condition. Legislation limiting the ability of the states to impose taxes on Internetbased transactions has been proposed in the U.S. Congress. We cannot assure that this legislation will ultimately be enacted into law or that the final version of this legislation will not contain a limited time period in which such tax moratorium will apply. In the event that the tax moratorium is imposed for a limited time period, there can be no assurance that the legislation will be renewed at the end of such period. Failure to enact or renew this legislation could allow various states to impose taxes on Internet based commerce and the imposition of such taxes could have a material adverse effect on our business, results of operations, and financial condition.

We may not be able to protect our intellectual property and could lose our NatureCide and ThermalAid licensing rights under certain circumstances. We have intellectual property rights and trade secrets associated with our business. We have patent applications pending and our subsidiary, Pacific Shore, owns the exclusive license for the NatureCide and ThermalAid brands. There is no assurance that we will be able to protect our intellectual property from infringement or challenge by third parties. We could lose our NatureCide supply in the event of the insolvency of Pacific Shore or in other limited circumstances.

If we were to lose the services of our key personnel, we may not be able to execute our business strategy. Our success is substantially dependent on the performance of our executive officers and key employees. The loss of any of our officers or directors would have a material adverse impact on us. We will generally be dependent upon Matthew Mills for the direction, management and daily supervision of our operations. See "MANAGEMENT."

If we are unable to hire, retain or motivate qualified personnel, consultants, independent contractors, and advisors, we may not be able to grow effectively. Our performance will be largely dependent on the talents and efforts of highly skilled individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly qualified personnel for all areas of our organization. Competition for such qualified employees is intense. If we do not succeed in attracting excellent personnel or in retaining or motivating them, we may be unable to grow effectively. In addition, our future success will depend in large part on our ability to retain key consultants and advisors. We cannot assure that any skilled individuals will agree to become an employee, consultant, or independent contractor of MedX, Inc. Our inability to retain their services could negatively impact our business and our ability to execute our business strategy.

The consideration being paid to our management was not based on arm's length negotiation. The common stock and cash consideration paid or being paid by us to our management have not been determined based on arm's length negotiation. While management believes that the consideration is fair for the work being performed, we cannot assure that the consideration to management reflects the true market value of its services.

Our executive officers' participation in other entities, especially Pacific Shore, creates conflicts of interest. The relationship of management to us will create conflicts of interest. Our senior executive officers are also directors, executive officers and shareholders of Pacific Shore, our whollyowned subsidiary and major supplier of NatureCide to us. Making contracts and conducting business with Pacific Shore creates conflicts of interest in negotiating terms and enforcing covenants, since the agreements are not made at arm'slength. There is no assurance that such conflicts of interest will not cause us to incur material economic losses or other material adverse effects. Moreover, management's compensation from us has not been determined pursuant to arm'slength negotiation. Management believes that it will have the resources necessary to fulfill its management obligations to all entities for which it is responsible. See "MANAGEMENT."

We have three independent directors. Currently, the members of our board of directors are Matthew Mills, Ronald J. Tchorzewski, Dr. David E. Toomey, Jennifer Mills, Fred Dashiell, Jr., Dr. Morton Hyson and Dr. Allan Kurtz. Only three of these directors, Fred Dashiell, Jr., Dr. Hyson and Dr. Kurtz, are considered "independent directors," as defined under Financial Industry Regulatory Authority, Inc. ("FINRA") listing standards and Nasdaq Marketplace Rules. Currently we do not have any committees of the board of directors. We plan to form audit and compensation committees in the future, but need to add independent directors with financial acumen

FP: truCrowd

Med-X
inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

before we can form those committees. The majority of the persons on our board of directors are not considered to be independent directors, and, when voting in concert, can make decisions for the whole board of directors.

Our bylaws may be amended by our board and our articles and bylaws may be amended by a majority vote of our shareholders. Under the Nevada Corporations Law, a corporation's articles of incorporation may be amended by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote, and a majority of the outstanding shares of each class entitled to vote as a class, unless the certificate requires the vote of a larger percentage of shares. Our Articles of Incorporation, as amended, do not require the vote of a larger percentage of shares. As permitted under the Nevada Corporations Law, our bylaws give our board of directors the power to adopt, amend, or repeal our bylaws. Our shareholders entitled to vote have concurrent power to adopt, amend, or repeal our bylaws.

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations. Our business prospects and results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. The recent global financial crisis caused extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn, such as the recent global financial crisis, could result in a variety of risks to our business, including weaker demand for our product candidates and impairment of our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption, or cause our customers to delay making payments for our services. Any of the foregoing could harm our business, and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

Risks Related to the Offering

There is no minimum capitalization required in this offering. We cannot assure that all or a significant number of shares of common stock will be sold in this offering. Investors' subscription funds will be used by us as soon as they are released from escrow, and no refunds will be given if an inadequate amount of money is raised from this offering to enable us to conduct our business. Management has no obligation to purchase shares of common stock. If we raise less than the entire amount that we are seeking in the offering, then we may not have sufficient capital to meet our operating requirements. We cannot assure that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, investors in our common stock could lose their investment in us. Furthermore, investors who subscribe for shares in the earlier stages of the offering will assume a greater risk than investors who subscribe for shares later in the offering as subscriptions approach the maximum amount.

We determined the price of the shares arbitrarily. The offering price of the shares of common stock has been determined by management, and bears no relationship to our assets, book value, potential earnings, net worth or any other recognized criteria of value. We cannot assure that price of the shares is the fair market value of the shares or that investors will earn any profit on them.

After the completion of this offering, we may be at an increased risk of securities class action litigation. Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because technology and new product companies have experienced significant stock price volatility in recent years. If we were to be sued, it could result in substantial costs and a diversion of management's attention and resources, which could harm our business.

Risks Related to Our Common Stock

If we issue additional shares of our stock, shareholders may experience dilution in their ownership of us. We are authorized to issue up to 300,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. We have the right to raise additional capital or incur borrowings from third parties to finance our business. Our board of directors has the authority, without the consent of any of our stockholders, to cause us to issue more shares of our common stock and preferred stock. Consequently, shareholders may experience more dilution in their ownership of us in the future. Our board of directors and majority shareholders have the power to amend our certificate of incorporation in order to effect forward and reverse stock splits, recapitalizations, and similar transactions without the consent of our other shareholders. We may also issue net profits interests in MedX. The issuance of additional shares of capital stock or net profits interests by us would dilute shareholders' ownership in us.

We cannot assure that we will pay dividends. We do not currently anticipate declaring and paying dividends to our shareholders in the near future. It is our current intention to apply net earnings, if any, in the foreseeable future to increasing its capital base and marketing. Prospective investors seeking or needing dividend income or liquidity should therefore not purchase shares of our common stock. We cannot assure that we will ever have sufficient earnings to declare and pay dividends to the holders of our common stock, and in any event, a decision to declare and pay dividends is at the sole discretion of our board of directors.

Our principal shareholders own voting control of MedX. Our current officers, directors, and principal shareholders currently own a total of 21,629,140 shares of our common stock and 100% of our outstanding Series A (super voting) Preferred Stock, or approximately 61.3% of the total issued and outstanding voting capital stock of the Company. Our principal shareholders will own approximately 60% of the outstanding voting capital stock assuming that 11,500,000 shares of common stock are issued by the Company pursuant to this offering and 1,000,000 shares are sold by the Selling Security Holders in this offering. These shareholders are able to exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of all of our shareholders.

FP: truCrowd

Med-X
inc.
OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

We cannot assure that a public trading market for our common stock will ever be established. At present, there is no active trading market for our securities and we cannot assure that a trading market will develop. Our common stock has no trading symbol. In order to obtain a trading symbol and authorization to have our common stock trade publicly, we must file an application on Form 211 with, and receive the approval by, the Financial Industry Regulatory Authority ("FINRA"), of which there is no assurance, before active trading of our common stock could commence. If our shares of common stock ever publicly trade, they may be relegated to the OTC Pink Sheets. The OTC Pink Sheets provide significantly less liquidity than the NASDAQ's automated quotation system, or NASDAQ Stock Market. Prices for securities traded solely on the Pink Sheets may be difficult to obtain and holders of common stock may be unable to resell their securities at or near their original price or at any price. In any event, except to the extent that investors' shares may be registered on a Form S1 Registration Statement with the Securities and Exchange Commission in the future, of which there is absolutely no assurance, no shares could be sold under Rule 144 or otherwise until we become a current public reporting company with the Securities and Exchange Commission or otherwise are current in our business, financial and management information reporting, and applicable holding periods have been satisfied.

In the event we elect to become a public reporting company in the future, we will incur increased costs as a result of operating as a public reporting company, and our management team will be required to devote substantial time to new compliance requirements. If we elect to become a public reporting company in the future, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the SarbanesOxley Act of 2002 and rules subsequently implemented by the Commission and The NASDAQ Stock Market have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel would need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time consuming and costly.

Pursuant to Section 404 of the SarbanesOxley Act of 2002, we will be required to furnish a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. While we remain a nonreporting company, we will not be required to include an attestation report on internal control over financial reporting. To achieve compliance with Section 404 when we do become a reporting company with the Commission, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Our failure to maintain effective internal controls over financial reporting could have an adverse impact on us. We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management's assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management's assessment of our internal controls over financial reporting or disclosure of our public accounting firm's attestation to or report on management's assessment of our internal controls over financial reporting may have an adverse impact on the price of our common stock.

Shares eligible for future sale may have adverse effects on our share price if we become publicly traded. We are offering 11,500,000 shares of our common stock and the Selling Security Holders are offering 1,000,000 shares of common stock, as described in this Offering Circular. We cannot predict the effect, if any, of future sales of our shares, or the availability of shares for future sales, on the market price for our shares if our common stock becomes publicly traded in the future, of which there is no assurance. The market price of our shares may decline significantly. Sales of substantial amounts of shares or the perception that such sales could occur may adversely affect the prevailing market price for our shares. After the completion of this offering, we may issue additional shares in subsequent public offerings or private placements to make new investments or for other purposes. We are not required to offer any such shares to existing stockholders on a preemptive basis. Therefore, it may not be possible for existing stockholders to participate in such future share issuances, which may dilute the existing stockholders' interests in us.

Our common stock would be subject to the "Penny Stock" rules of the Securities and Exchange Commission if it were publicly traded and may be difficult to sell. Our shares of common stock are "penny stocks" because they are not registered on a national securities exchange or listed on an automated quotation system sponsored by a registered national securities association, pursuant to Rule 3a511(a) under the Exchange Act. For any transaction involving a penny stock, unless exempt, the rules require that a broker or dealer approve a person's account for transactions in penny stocks and that the broker or dealer receives from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Securities and Exchange Commission relating to the penny stock market, which sets forth the basis on which the broker or dealer made the suitability determination and that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the brokerdealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Med-X
inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

The market for penny stocks has suffered in recent years from patterns of fraud and abuse. Stockholders should be aware that, according to SEC Release No. 3429093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

●   control of the market for the security by one or a few brokerdealers that are often related to the promoter or issuer;

●   manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

●   boiler room practices involving highpressure sales tactics and unrealistic price projections by inexperienced salespersons;

●   excessive and undisclosed bidask differential and markups by selling brokerdealers; and

●   the wholesale dumping of the same securities by promoters and brokerdealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequential investor losses.

Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of brokerdealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our shares of common stock. The occurrence of these patterns or practices could increase the volatility of our share price.

THE BOTTOM LINE:

Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

Med-X
inc.

OFFERING STATEMENT

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

THE OFFERING

9.   What is the purpose of this offering?

Raise capital to fund growth strategy, form relationships with like-minded and synergistic businesses.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000.00**	**$1,070,000.00**
Less: Offering Expenses	$650.00	$69,550.00
Net Proceeds	**$9,350.00**	**$1,000,450.00**
Use of Net Proceeds		
Sales and Marketing - existing products	$2,057.00	$220,099.00
Aqcuisition and Integration	$1,402.50	$150,067.50
R&D and Marketing of Hemp/CBD products	$935.00	$100,045.00
General & Administrative	$1,589.50	$170,076.50
Legal Compliance	$467.50	$50,022.50
General Working Capital	$2,898.50	$310,139.50
Total Use of Net Proceeds	**$9,350.00**	**$1,000,450.00**

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

FP: **truCrowd**

Med-X inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**12,500**	**$10,000**	**$9,350**
Maximum Amount	**1,337,500**	**$1,070,000**	**$1,000,450**

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

Common stock at $0.80 per share.

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

FP: truCrowd

Med-X
inc.

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

OFFERING STATEMENT

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
Series A Preferred Stock	10,000,000	10,000	☑ Yes ☐ No	☑ Yes ☐ No
				Specify: Supervoting shares ensures holder always has 51% or more voting power.
Common Stock:				Specify:
	300,000,000	110,690,966	☑ Yes ☐ No	☐ Yes ☑ No

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

None

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☑ Yes ☐ No

Explain: Supervoting shares ensures holder always has 51% or more voting power.

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

None

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

FP: truCrowd

Med-X inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.


Low Bound
$ 64,529,000
Pre-money valuation
$ 77,165,976
High Bound
$ 89,803,000
5 Valuation Methods
$ 7,469,111
Scorecard
$ 5,840,889
Checklist
$ 85,701,563
Venture Capital
$ 39,944,981
DCF with LTG
$ 134,097,037
DCF with Multiples
Method weights
6%
6%
16%
36%
36%

The weights for the above-mentioned valuation methods are: Scorecard (6%), Check-list (6%), Venture Capital (16%), DCF- Long Term Growth (36%), and DCF with Multiples (36%).
The full valuation report (17 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre-money between $64.5 million and $89.8 million.

This supports the company's current Reg A+ offering, which as of May 15th, 2020, has raised over $1 million from 459 investors at a valuation of $88,552,772.80.

The company is keeping this same valuation of $88,552,772.80 for this offering.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the

FP: truCrowd

Med-X inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer (as of :12/31/19)

Creditor(s)	Amount Outstanding	Interest Rate	Matur/ity Date	Other Material Terms)
Crestmark Bank	$ 23,104	6.6%	Ongoing	Factoring Financing
BBVA Compass	$ 10,769	3.79%	5/23/2021	
Ford Credit	$ 27,544	5.49%	4/13/2023	

FP: truCrowd

Med-X inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

Wells Fargo	$ 8,784	9.28%	12/7/2020	
Wells Fargo	$ 6,658	9.28%	12/7/2020	

25.   What other exempt offerings has the issuer conducted within the past three years?

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
2/1/2017	506C	Common Stock	$388,200	Working Capital
2/1/2018	506C	Common Stock	$1,876,000	Working Capital
3/7/2019	506C	Common Stock	$1,814,300	Working Capital
3/15/2020	506C	Common Stock	$300,000	Working Capital
8/16/2019	Reg A+	Common Stock	$1,071,542 (as of May 18, 2020)	Working Capital
2/8/2016	Reg A+	Common Stock	$6,444,271	Working Capital

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any/ transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

      (1)   any director or officer of the issuer;
      (2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
      (3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
      (4)   any immediate family member of any of the foregoing persons.

      No to all

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☑ Yes ☐ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

For the Years Ended December 31, 2019 and December 31, 2018

Revenue. Revenue for the year ended December 31, 2019 was $801,874 compared to $646,917 for the year ended December 31, 2018.   The increase in revenue of $154,957 is mainly attributable to an increase in sales from our Nature-Cide and Thermal-Aid product lines.

Med-X inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

Operating Expenses. Operating expenses for the year ended December 31, 2019 were $4,706,278 compared to $3,625,794 for the year ended December 31, 2018. The increase in operating expenses is attributable to an increase in attendance at industry trade shows, marketing, professional fees, personnel related expenses, offset slightly by lower non-cash compensation expense related to the Company's Stock Option Plan.

Other Income/(Expense). Other income/expense for the year ended December 31, 2019 was other income of $428,044 resulting from debt extinguishment arising from reversal of accounts payable to supplier arising in 2015 which was offset minimally by interest expense compared to minimal interest expense of $3,091 for the year ended December 31, 2018.

Net Loss. Net loss year for the year ended December 31, 2019 was $4,029,738 compared to $3,433,277 for the year ended December 31, 2018. This increase in net loss is due to an increase in attendance at industry trade shows, marketing, professional fees, personnel related expenses, offset slightly by lower non-cash compensation expense related to the Company's Stock Option Plan. Currently operating costs exceed revenue due to revenue growing at a slower pace than anticipated. We cannot assure when or if revenue will exceed operating costs.

Liquidity and Capital Resources

We had cash and equivalents of $224,983 at December 31, 2019 and $714,910 at December 31, 2018, primarily from the proceeds of capital raised by the Company in its initial Regulation A+ Offering of common stock which commenced in February, 2016, the Company's second Regulation A+ Offering of common stock which commenced in August 2019 and the Company's private placement of common stock which commenced in March 2019 and in 2018 from the Company's private placement of common stock pursuant to Rule 506(c) of the Securities Act of 1933.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Financial information begins on next page

FP: truCrowd

Med-X inc.

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

OFFERING STATEMENT

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

MED-X, INC. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

TABLE OF CONTENTS

FP: truCrowd

Med-X inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450



PragerMetis

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Board of Directors and Management
Med-X., Inc.

Opinion on the financial statements

We audited the accompanying consolidated balance sheet of Med-X, Inc. ("the Company") as of December 31, 2019 and the related consolidated statements of operations, stockholders' deficit, and cash flows for year then ended and the related notes (collectively referred to as "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements were prepared assuming the Company will continue as a going concern. As discussed in Note 12 to the financial statements, as of December 31, 2019, the Company had recurring losses from operations and an accumulated deficit. These conditions, among others, raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

Basis of Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to



Prager Metis CPAs LLP

2381 ROSECRANS AVENUE
SUITE 350
EL SEGUNDO, CA 90245
T 310.207.2220
F 310.207.0556
www.pragermetis.com

GGi

An affiliate of Prager Metis International NORTH AMERICA EUROPE ASIA

pg. 34

FP: ∧ truCrowd

Med-X
inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450



Med-X, Inc.
May 19, 2020
Page 2 of 2

those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

Prager Metis CPAs LLP

May 19, 2020
El Segundo, California

FP: truCrowd

Med-X inc.

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

OFFERING STATEMENT

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

MED-X, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2019 AND 2018

	2019	2018
ASSETS		
Current Assets		
Cash and cash equivalents	$ 219,983	$ 709,723
Restricted cash	5,000	5,187
Trade receivables	53,502	70,643
Other receivables	-	2,557
Inventory	603,198	562,946
Advance to suppliers	90,335	49,410
Lease deposit	56,324	56,324
Right of use asset	148,437	-
Prepaid expenses	-	21,000
Prepaid rent	9,430	9,430
Total Current Assets	1,186,209	1,487,220
Property and Equipment, Net	189,645	318,852
Other Assets		
Trademark, Net	11,590	13,018
Total Other Assets	11,590	13,018
TOTAL ASSETS	$ 1,387,444	$ 1,819,090
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 496,619	$ 778,318
Sales tax payable	40	73
Current portion of settlement payable	-	35,000
Lease liability	165,697	-
Accrued employee related payables	169,545	147,877
Short-term loan payable	26,130	-
Line of credit	23,104	55,963
Current portion of long term note payable	31,040	28,338
Total Current Liabilities	912,175	1,045,569
Long Term Liabilities		
Long term note payable, net of current portion	22,715	53,021
Total Long Term Liabilities	22,715	53,021
Total Liabilities	934,890	1,098,590
Stockholders' Equity		
Preferred stock (no par value; 10,000,000 shares authorized; (10,000 shares issued and outstanding)	-	-
Common stock (no par value; 300,000,000 shares authorized; (110,690,966 and 102,969,086 shares issued and outstanding as of December 31, 2019 and 2018)	110,691	102,969
Additional paid in capital	9,691,032	5,936,962
Accumulated deficit	(9,349,169)	(5,319,431)
Total Stockholders' Equity	452,554	720,500
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,387,444	$ 1,819,090

The accompanying notes are an integral part of these consolidated financial statements.

2

FP: truCrowd

Med-X inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

MED-X, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Sales	$ 801,874	$ 646,917
Cost of Goods Sold	551,141	451,329
Gross Profit	250,733	195,588
General and Administrative Expenses		
Selling & Marketing	702,285	733,647
Personnel & Outside Services	1,965,691	1,658,333
Non-cash Compensation	43,820	91,874
General and Administrative	1,994,482	1,141,920
Total Operating Expenses	4,706,278	3,625,774
(Loss) from Operations	(4,455,545)	(3,430,186)
Other Income/(Expense)		
Debt Extinguishment	428,044	-
Interest Expense	(2,237)	(3,091)
Total Other Income (Expense)	425,807	(3,091)
(Loss) Before Income Taxes	(4,029,738)	(3,433,277)
Net (Loss)	$ (4,029,738)	$ (3,433,277)
(Loss) per Share ----	$ (0.04)	$ (0.03)
Basic Weighted Average Shares Outstanding	107,094,054	99,085,745

The accompanying notes are an integral part of these consolidated financial statements.

3

FP: truCrowd

Med-X inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**12,500**	**$10,000**	**$9,350**
Maximum Amount	**1,337,500**	**$1,070,000**	**$1,000,450**

MED-X, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Cash flows (used in) operating activities:		
Net (loss)	$ (4,029,738)	$ (3,433,277)
Adjustments to reconcile net (loss)		
to net cash (used in) operating activities:		
Stock Option Grant	43,820	91,874
Depreciation and amortization	136,598	172,501
Fair value of rent borne by shareholder	736	736
Other	17,260	-
Changes in operating assests and liabilities:		
Trade receivables	17,141	(28,186)
Other receivables	2,557	(2,557)
Prepaid expenses	21,000	(20,846)
Inventory	(39,771)	(10,914)
Advance to suppliers	(40,925)	(19,410)
Deposits	-	19,412
Accounts payable	(281,699)	45,482
Accrued expenses	(25,716)	(130,000)
Accrued employee salary and benefits	38,514	50,573
Lease payables	-	19,313
Deferred revenue	-	(3,735)
Sales tax payable	(34)	45
Net cash (used in) operating activities	(4,140,257)	(3,248,989)
Cash flows from investing activities:		
Cash payments for the purchase of property	(5,961)	(84,549)
Net cash (used in) investing activities	(5,961)	(84,549)
Cash flows from financing activities:		
Common stock issued for cash net of offering costs	3,772,883	3,820,861
Purchase of shares	(56,130)	(20,000)
Principal payments on debt	(27,603)	(7,265)
Borrowing (repayment) of line of credit	(32,859)	37,931
Net cash provided by financing activities	3,656,291	3,831,527
Net (decrease) increase in cash and equivalents	(489,927)	497,989
Cash and equivalents at beginning of year	714,910	216,921
Cash and equivalents at end of year	$ 224,983	$ 714,910
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Income Tax	$ 1,600	$ 1,600
Interest	$ -	$ -
Non-cash transactions:		
Right of use asset- investing activity	$ 346,353	-
Lease Liability - financing activity	$ 358,446	-

The accompanying notes are an integral part of these consolidated financial statements.

4

FP: truCrowd

Med-X inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

MED-X, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2019 AND 2018

	Common Shares	Common Stock	Additional Paid in Capital	Accumulated (Deficit)	Total Equity
Balance at December 31, 2017	95,060,491	$ 95,060	$ 22,448,922	$ (22,283,985)	$ 259,997
Shares issued for cash	7,968,595	7,969	4,773,188	308	4,781,465
Shares issued in merger	57,614,149	57,614	(19,536,911)	19,536,911	57,614
Shares cancelled in merger	(57,614,149)	(57,614)	-	-	(57,614)
Shares repurchased	(500,000)	(500)	(19,500)	-	(20,000)
Shares issued for consulting services	440,000	440	(440)	-	-
Offering Costs	-	-	(960,295)	-	(960,295)
Stock Option Non-Cash Compensation	-	-	91,874	-	91,874
Fair value of rental from shareholder	-	-	736	-	736
Net Loss of PSH from January 1, 2018 to April 16, 2018	-	-	(860,612)	860,612	-
Net Loss	-	-	-	(3,433,277)	(3,433,277)
Balance at December 31, 2018	102,969,086	$ 102,969	$ 5,936,962	$ (5,319,431)	$ 720,500
Shares issued for cash	7,657,877	7,658	4,762,923	-	4,770,581
Shares repurchased	(70,163)	(70)	(56,060)	-	(56,130)
Offering Costs	-	-	(997,215)	-	(997,215)
Shares issued for consulting services	134,166	134	(134)	-	-
Stock Option Non-Cash Compensation	-	-	43,820	-	43,820
Fair value of rental from shareholder	-	-	736	-	736
Net Loss	-	-	-	(4,029,738)	(4,029,738)
Balance at December 31, 2019	110,690,966	$ 110,691	$ 9,691,032	$ (9,349,169)	$ 452,554

The accompanying notes are an integral part of these consolidated financial statements.

5

FP: truCrowd

Med-X inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

Med-X, Inc. & Subsidiary

December 31, 2019 and 2018

Notes to Consolidated Financial Statements

NOTE 1 - Nature of Operations

Organization and Description of Business

Med-X, Inc. ("Med-X", "we", "us", "our", or the "Company") is a Nevada corporation formed in February 2014 and is engaged in green scene product development, distribution, and marketing. Our business is expected to expand significantly since our merger with Pacific Shore Holdings, Inc. ("PSH" or "Pacific Shore"), our affiliate, on April 16, 2018.

The Company and PSH developed a series of proprietary natural "green" branded products under our branded product names:Nature-Cide®, Thermal-Aid®, Home Spa™ and Malibu Brands. Nature-Cide® products are all-natural essential oil blends of indoor and outdoor pesticide/insecticide/repellent developed for multiple industries, including professional pest control, Turf, janitorial, hospitality, transportation and agriculture, and the Cannabis and Hemp cultivation and products industries. Thermal-Aid®, Thermal-Aid Zoo® and the Thermal-Aid Headache Relief System® are 100% natural heating/cooling pain and physical therapy products for painful ailments affecting adults, children and animals. Nature-Cide® and Thermal-Aid® are distributed through ecommerce platforms and through national and international distribution outlets positioned around the United States and Asia.

Home Spa Shower Sprays are essential oil-based products distributed through various ecommerce platforms. Nature-Cide® products are all-natural essential oil blends of indoor and outdoor pesticide/insecticide/repellent developed for multiple industries such as professional pest control, sanitation, hospitality, transportation and agriculture, including Cannabis cultivation. Nature-Cide® and Thermal-Aid® brands are distributed through ecommerce platforms as well as by national distribution firms in the United States, with international capability. Home Spa Shower Sprays are an essential oil-based product distributed through ecommerce platforms. Maliblu Brands are all-natural essential oils, including Hemp and CBD oil products, designed to treat a variety of ailments and are still in the development stage. The Company also operates the MJT Network® through the Company's online media platform, www.marijuanatimes.org, which publishes Cannabis media content to generate revenue from advertisers and traffic optimizing venues. The network includes smart phone and tablet applications and publishes a daily news video through social and news applications. Med-X also plans to cultivate high quality custom-bred Cannabis primarily for sale for medicinal use to treat aliments or their symptoms such as pain, sleep deprivation, appetite disorders, and neurological conditions. As these core businesses evolve, we will seek to develop and monetize (i) techniques for the recognition and extraction of Cannabis compounds for the medical industry, and (ii) a cost-effective pharmacy automation system for the pharmaceutical and Cannabis industries.

6

Med-X inc.
OFFERING STATEMENT

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

Med-X, Inc. & Subsidiary

December 31, 2019 and 2018

Notes to Consolidated Financial Statements

NOTE 2 - Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements ("CFS") present the accounts of Med-X and PSH. Med-X and PSH were entities under common control until April 2018. Accordingly, CFS are presented at historical cost. All inter-company transactions and balances are eliminated in consolidation. The financial statements of Med-X and PSH were combined up to April 2018. PSH's accumulated deficit as of the beginning of the 2018 and net loss for the period from January 1, 2018 to April 30, 2018 were reclassified to Additional paid-in capital.

Principles of Reporting

This summary of significant accounting policies of Med-X, Inc. is presented to assist in understanding the CFS. The financial statements and notes are representations of the Company's management which is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to allowance for doubtful accounts, inventory valuation, the useful lives and recoverability of long-lived assets, stock-based compensation and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company's estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Revenue Recognition

Revenue includes product sales. The Company recognizes revenue from product sales in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606 "Revenue Recognition in Financial Statements"

7

Med-X

OFFERING STATEMENT

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

Med-X, Inc. & Subsidiary

December 31, 2019 and 2018

Notes to Consolidated Financial Statements

Revenue from sale of goods under *Topic 606* in a manner that reasonably reflects the delivery of its services to customers in return for expected consideration and includes the following elements:

- executed contract(s) with our customers that we believe is legally enforceable;

- identification of performance obligation in the respective contract;

- determination of the transaction price for each performance obligation in the respective contract;

- allocation the transaction price to each performance obligation; and

- recognition of revenue only when the Company satisfies each performance obligation.
- Revenue from sale of goods is recognized when the customer obtains control of the goods, which happens when the goods are shipped to the customer and no other obligation exits. Web based sales are recognized when the customer receives the goods. The Company does not provide unconditional return or other concessions to the customer. The Company's sales policy allows for the return of unopened products for cash after deducting certain service and transaction fees. As alternatives for the product return option, the customers have options of asking an exchange of the products with same value

The Company had no returns during 2019 or 2018.

Cash and Equivalents

For purposes of reporting cash flows, the Company considers all cash accounts that are not subject to withdrawal restrictions or penalties, and certificates of deposit with original maturities of 90 days or less to be cash equivalents. There were no cash equivalents at December 31, 2019 or 2018.

Inventory

Inventory consists mainly of finished goods which are to be valued at the lower of cost or market method.

Property and Equipment

At December 31, 2019 and 2018, property and equipment consists of software, laboratory building improvements on leased land and related furniture and equipment and are stated at cost. The Company depreciates the cost of property and equipment using the straight-

8

FP: **truCrowd**

Med-X inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

Med-X, Inc. & Subsidiary

December 31, 2019 and 2018

Notes to Consolidated Financial Statements

line method for financial reporting purposes at rates based on the following estimated useful lives:

	Years
Software and Website	5
Furniture and Equipment	3
Building Improvements	Lease term
Capital Leases – Vehicle	Lease term

Expenditures for maintenance and repairs are expensed as incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, including operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Offering Costs

Costs incurred in connection with raising capital by the issuance of common stock are recorded as contra equity and deducted from the capital raised.

Impairment of Long Lived Assets

FASB ASC Topic 360, "Property, Plant, and Equipment," requires long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value ("FV"). The Company did not record any impairment to long-lived assets as of December 31, 2019 or 2018.

Fair Value of Financial Instruments

The Company follows FASB ASC Topic 820, "Fair Value Measurements and Disclosures" for the accounting for financial assets and financial liabilities and items that are recognized or disclosed at FV in the financial statements on a recurring basis, at least annually. This standard provides a single definition of FV and a common framework for measuring FV

9

FP: truCrowd

Med-X inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

Med-X, Inc. & Subsidiary

December 31, 2019 and 2018

Notes to Consolidated Financial Statements

as well as new disclosure requirements for FV measurements used in financial statements. FV measurements are based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive of any transaction costs and are determined by either the principal market or the most advantageous market. The principal market is the market with the greatest level of activity and volume for the asset or liability. Absent a principal market to measure FV, the Company would use the most advantageous market, which is the market that the Company would receive the highest selling price for the asset or pay the lowest price to settle the liability, after considering transaction costs. However, when using the most advantageous market, transaction costs are only considered to determine which market is the most advantageous and these costs are then excluded when applying a FV measurement.

The Company follows the FASB issued amendments to the accounting standards related to the measurement of liabilities that are routinely recognized or disclosed at FV. This standard clarifies how a company should measure the FV of liabilities, and that restrictions preventing the transfer of a liability should not be considered as a factor in the measurement of liabilities within the scope of this standard. The FV accounting standard creates a three-level hierarchy to prioritize the inputs used in the valuation techniques to derive fair values. The basis for FV measurements for each level within the hierarchy is described below with Level 1 having the highest priority and Level 3 having the lowest.

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3: Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The Company did not have any assets or liabilities to measure at FV as of December 31, 2019 or 2018.

Stock Based Compensation

The Company records stock-based compensation as an expense net of the estimated impact of forfeited awards. As such, the Company recognizes stock-based compensation cost only for those stock-based awards that are estimated to vest over their requisite service period, based on the vesting provisions of the individual grants. The cumulative effect on current and prior periods of a change in the estimated forfeiture rate is recognized as compensation cost in earnings in the period of the revision. Stock based compensation for 2019 and 2018 was $43,820 and $91,874, respectively.

10

FP: truCrowd

Med-X inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

Med-X, Inc. & Subsidiary

December 31, 2019 and 2018

Notes to Consolidated Financial Statements

Accounts Receivable

All accounts receivables are trade related. According to the Company's management's evaluation, there was no need for an allowance for doubtful accounts as of December 31, 2019 or 2018.

The Company maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Reserves are recorded on management's best estimate of collection.

Restricted Cash

The Company has funds held in escrow by an Escrow Agent received from the Company's Regulation A+ Offering. As of December 31, 2019, the Company had $5,000 and $5,187 as of December 31, 2018. These funds are held by the Escrow Agent and fluctuate based upon investment disbursements received from the Regulation A+ Offering.

Basic and Diluted Net Loss Per Share

Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted earnings per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. There were no dilutive securities during the years ended December 31, 2019 or 2018.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is currently evaluating the impact that the standard will have on its CFS.

11

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Med-X inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

Med-X, Inc. & Subsidiary

December 31, 2019 and 2018

Notes to Consolidated Financial Statements

In June 2018, the FASB issued ASU 2018-07, "Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting," which expands the scope of ASC 718 to include share-based payment transactions for acquiring goods and services from non-employees. An entity should apply the requirements of ASC 718 to non-employee awards except for specific guidance on inputs to an option pricing model and the attribution of cost. The amendments specify that ASC 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor's own operations by issuing share-based payment awards. The new guidance is effective for SEC filers for fiscal years, and interim reporting periods within those fiscal years, beginning after December 15, 2019 (i.e., January 1, 2020, for calendar year entities). Early adoption is permitted. The Company is evaluating the effects of the adoption of this guidance and currently believes it will impact the accounting of the share-based awards granted to non-employees.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements for Level 1, Level 2 and Level 3 instruments in the fair value hierarchy. The guidance is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted for any eliminated or modified disclosures. The adoption of this standard is not expected to have a material impact on the Company's CFS.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistent application among reporting entities. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, with early adoption permitted. Upon adoption, the Company must apply certain aspects of this standard retrospectively for all periods presented while other aspects are applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The Company is evaluating the impact this update will have on its CFS.

Other recent accounting pronouncements issued by the FASB, including its Emerging Issues Task Force, the American Institute of Certified Public Accountants, and the Securities and Exchange Commission ("SEC") did not or are not believed by management to have a material impact on the Company's present or future CFS.

NOTE 3 – Property and Equipment

Property and equipment are summarized by major classifications as follows as of December 31, 2019 and 2018:

12

Med-X inc.
OFFERING STATEMENT

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

Med-X, Inc. & Subsidiary

December 31, 2019 and 2018

Notes to Consolidated Financial Statements

	2019	2018
Buildings & improvements	$ 334,010	$ 334,010
Furniture & equipment	318,553	313,835
Software	166,513	165,269
Vehicles	152,574	152,574
Total Assets	971,650	965,688
Less: Accumulated depreciation	782,005	646,836
	$ 189,465	$ 318,852

NOTE 4 – Income Taxes

The provision (benefit) for income taxes consists of the following components for 2019 and 2018:

	2019	2018
Current	$ -0-	$ -0-
Deferred	-0-	-0-
	$ -0-	$ -0-

The effective income tax rate for the years ended December 31, 2019 and 2018 consisted of the following:

	2019	2018
Federal statutory income tax rate	(21.00%)	(21.00%)
State income taxes-net	(6.90%)	(6.90%)
Valuation allowance	27.90%	27.90%
Permanent difference	0.00%	0.00%
Net effective income tax rate	0.00%	0.00%

The Company's total deferred tax asset, deferred tax liabilities, and deferred tax asset valuation allowance as of December 31, 2019 and 2018 were as follows:

	2019	2018
Net operating loss carryforward	$ 8,248,798	$ 7,175,043
Less: valuation allowance	(8,248,798)	(7,175,043)
Net Deferred tax assets	-	-

The deferred tax asset was based upon a net operating loss carryforward of approximately $25,631,000 as of December 31, 2019 as we will file consolidated return for 2019 and for the Company and PSH, respectively as of December 31, 2018. These NOLs are subject to separate return limitations. Realization of the future tax benefits related to the deferred tax asset is dependent upon many factors, including the Company's ability to generate future taxable income. Due to the uncertainty of future earnings, management is unable to predict whether the deferred tax asset will be realized and, accordingly, has recorded a full

13

FP: **truCrowd**

Med-X inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

Med-X, Inc. & Subsidiary

December 31, 2019 and 2018

Notes to Consolidated Financial Statements

valuation allowance against this asset. The Company can utilize its net operating loss carryforward in the future. The NOL carry forward indefinitely.

The Company filed a short period tax return for PSH up to April 2018 and consolidated return for the remainder of 2018.

The federal and state income tax returns of the Company for 2019 and 2018 are subject to examination by the Internal Revenue Service, generally for three years and State Franchise Tax Board for four years after they were filed. The Company's tax returns for the period from December 31, 2016 to December 31, 2018 are open for assessment.

The Company took no uncertain tax positions at December 31, 2019 or 2018.

NOTE 5 – Lease and Commitments

The Company conducts its operations from facilities located in Canoga Park, California that are leased under a five-year lease expiring September 14, 2020. The lease is subject to an annual adjustment based upon an increase in the Consumer Price Index in the Los Angeles Area.

The following is a schedule of future minimum rental payments required under the above operating lease as of December 31, 2019:

Year	Amount
2020	$127,975

Rent expense in 2019 and 2018 was $267,052 and $242,517. Delete spaces between $ and amount.

The Company also entered into a five-year lease for approximately 600 square feet of land from one of its Executives on which the Company constructed its own test facility. The Company's cost for the use of the land is that it pays the utilities related to the property. The Company has accounted for the FV of the rent separately in these consolidated financial statements (See Note 6 below).

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which establishes a Right of Use ("ROU") model that requires a lessee to record a ROU asset and a lease liability, measured on a discounted basis, on the balance sheet for all leases with terms longer than 12 months. Effective January 1, 2019, the Company adopted the provisions of Topic 842 using the alternative modified transition method, with a cumulative effect adjustment to the opening balance of accumulated deficit on the date of adoption, and prior periods not restated, as allowed under the provisions of Topic 842. The Company also

14

FP: truCrowd

Med-X inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

Med-X, Inc. & Subsidiary

December 31, 2019 and 2018

Notes to Consolidated Financial Statements

elected to use the practical expedients permitted under the transition guidance of Topic 842, which provides for the following: the carryforward of the Company's historical lease classification, no requirement for reassessment of whether an expired or existing contract contains an embedded lease, no reassessment of initial direct costs for any leases that exist prior to the adoption of the new standard, and the election to consolidate lease and non-lease components. The Company also elected to keep all leases with an initial term of 12 months or less off the balance sheet.

The Company recorded $346,353 of ROU assets and $358,446 of lease liabilities upon adoption, primarily relating to rentals of space for our corporate office lease under operating lease. In addition, the Company recorded a cumulative adjustment of rent expense of $17,260.

The weighted average remaining lease term for the Company's operating leases was 0.75 years as of December 31, 2019 and the discount rate for those leases was 6.6%, which is the Company's incremental borrowing rate. The Company's operating lease expenses are recorded within general and administrative expenses.

As at December 31, 2019, the ROU asset was $ 148,437 and lease liability net of deposit of $ 37,722 was $ 127,975

NOTE 6 – Related Party Transactions

The Company, as disclosed in Note 5 – Leases and Commitments, leases approximately 600 square feet of land from one of its Executives. The FV of the lease was $736 per year which was expensed during 2019 and $736 during 2018.

Mark Richardson of the law firm Richardson & Associates, a director and shareholder of the Company, provides legal services related to SEC activities. Richardson & Associates provides specific SEC activities to the Company at no charge. In 2019 the Company incurred other legal expenses to Richardson & Associates of $28,108 In 2018 the Company incurred legal expenses to Richardson & Associates of $17,320. In addition, Mr. Richardson received Founder's shares in the Company, which had no value as the Company did not have any assets or operations at the time the shares were issued.

NOTE 7 – Concentration of Credit Risks

Concentration of Major Customers

As of December 31, 2019, the Company's trade accounts receivable was $53,502 from 26 customers. For the year ended December 31, 2019 the Company received 54% of its revenue from two customers and for the year ended December 31, 2018 the Company received 70% of its revenue from three customers. For 2019, the specific concentration was

15

FP: truCrowd

Med-X inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

Med-X, Inc. & Subsidiary

December 31, 2019 and 2018

Notes to Consolidated Financial Statements

Customer A at 30%, Customer B at 24%. For 2018, the specific concentration was Customer A at 39%, Customer B at 17% and Customer C at 14%.

Concentration of Supplier Risk

The Company uses single supplier relationships for its raw materials purchases and filling capacity due to the unique formulation and components of each product line, which potentially subjects the Company to a concentration of business risk. If these suppliers had operational problems or ceased making product available to the Company, operations could be adversely affected. The Company had two vendors that accounted for 56% of purchases during the year ended December 31, 2019. Specific concentrations were Vendor A at 39% and Vendor B at 17%. The Company had two vendors that accounted for 53% of purchases during the year ended December 31, 2018. Specific concentrations were Vendor A at 41% and Vendor B at 12%. If significant suppliers become unable or unwilling to provide inventory in a timely manner, the Company believes that other suppliers are available to provide similar inventory at comparable prices.

NOTE 8 – Common Stock

During 2019 the Company sold 7,657,877 shares during 2019 of which, 4,473,739 shares of common stock at $.60 per share under its first Regulation A+ Offering. The Company also sold an additional 876,976 shares of common stock at $.80 per share under a second Regulation A+ Offering of which 70,163 shares of common stock sold by one of its Executive Officers. The Company also sold an additional 2,307,162 shares of common stock at $.60 per share under a private placement. The Company also issued 134,166 shares of common stock for consideration associated with the support of Company raising equity, the fair value of which was $107,332 at $0.80 and was debited and credited to APIC. The Company received gross proceeds of $4,770,121 from these offerings offset by $997,215 in offering costs.

During 2018 the Company sold 4,483,595 shares of common stock at $.60 per share under the Regulation A+ Offering. The Company also sold an additional 3,485,000 shares of common stock at $.60 per share under a private placement. The Company received gross proceeds of $4,781,147 from these offerings offset by $960,285 in offering costs. In addition, the Company repurchased 500,000 shares of common stock under a Stock Purchase and Release Agreement for $20,000 and 440,000 shares of common stock issued for consideration.

During 2018 the Company completed its acquisition of PSH for 57,614,149 shares of common stock. No dilution to existing Med-X, Inc. shareholders was incurred due to its Founder and President cancelled 48,164,149 shares of his common stock in addition to PSH cancelling 9,450,000 of common stock.

16

FP: truCrowd

Med-X inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

Med-X, Inc. & Subsidiary

December 31, 2019 and 2018

Notes to Consolidated Financial Statements

NOTE 9 – Preferred Stock

Effective with the closing of the merger of PSH the Company covenants to issue to its President 10,000 shares of newly authorized Series A Preferred Stock of the Parent conferring on its President voting control over 51% of the total issued and outstanding voting stock of the Parent. The newly authorized Series A Preferred Stock of the Parent to be issued to the Company's President will have the rights, preferences and privileges expressed in the Certificate of Designation of the Company for the Series A Preferred Stock.

NOTE 10 – Stock Options

On May 2, 2016, the Company adopted its 2016 Stock Incentive Plan (the "Plan"). The plan allows the Company to offer an option or a share purchase right to employee, director, consultant or a member of the Board of Directors. Under the Plan, the maximum number of shares that may be issued shall not exceeded 10,000,000. The term of the option shall not exceed 10 years from the date of grant. As of grant date 37.8% of the shares shall vest on the grant date and the remaining portion 62.2% of the shares subject to the option shall vest each quarterly thereafter per individual option grants. The grants were made to 13 employees, two independent directors and three consultants. The exercise price of the stock options is $0.60 per share for 3,030,000 of them and $0.66 per share for 1,000,000 of them. During 2018 the Company granted 50,000 options to a newly appointed Board of Directors member. These options had 12,500 shares vested during 2019.

The FV of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for each applicable period.

(1) Risk-free interest rate - Risk-free interest rate was based on the US Treasury bond yield for a similar duration, as of the day of grant.

(2) Volatility - Volatility was based on the volatility of the Company, analyzed over historical weekly share prices for one year immediately prior to the day of grant.

(3) Dividend yield - Dividend yield was estimated by the Company based on its expected dividend policy over the contractual life of the options.

(4) FV of the ordinary shares - When estimating the FV of the ordinary shares on the grant dates, management used the pricing in the most recent financing activities.

The following is a summary of the Company's stock option activity for the year ended December 31, 2019:

17

FP: **truCrowd**

Med-X inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

Med-X, Inc. & Subsidiary

December 31, 2019 and 2018

Notes to Consolidated Financial Statements

	Options Outstanding	Weighted Average Exercise Price Price	Aggregate Intrinsic Value
Outstanding at December 31, 2018	3,930,000	$0.61	$ -
Granted	0	$ 0.61	
Canceled	0	$0.61	
Exercised	-		
Outstanding at December 31, 2019	3,930,000	$ 0.61	
Exercisable at December 31, 2019	3,892,500	$ 0.61	

The number and weighted average exercise prices of all options outstanding as of December 31, 2019, are as follows:

	Options Outstanding		
Exercise Price	Number Outstanding 31-Dec-19	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
$ 0.66	1,000,000	$ 0.66	3.3
$ 0.60	2,930,000	$ 0.60	7.3
	3,930,000	$ 0.61	5.9

18

FP: truCrowd

Med-X inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

Med-X, Inc. & Subsidiary

December 31, 2019 and 2018

Notes to Consolidated Financial Statements

The number and weighted average exercise prices of all options outstanding as of December 31, 2018, are as follows:

	Options Outstanding		
Exercise Price	Number Outstanding 31-Dec-18	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
$ 0.66	1,000,000	$ 0.66	3.3
$ 0.60	2,930,000	$ 0.60	7.3
	3,930,000	$ 0.61	5.9

NOTE 11 – Going Concern

The Company's financial statements are prepared using US GAAP applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. In the years ended December 31, 2019 and 2018, the Company incurred net losses of $4,029,738 and $3,433,277, respectively. The Company has an accumulated deficit of $9,348,709 as of December 31, 2019. Continued losses may adversely affect the liquidity of the Company. Recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet depends on continued operations of the Company, which in turn depends on the Company's ability to raise additional capital, obtain financing and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management took the following steps to revise its operating and financial requirements, which it believes are sufficient to provide the Company with the ability to continue as a going concern. Management devoted considerable effort during the year ended December 31, 2019 toward (i) obtaining additional equity capital (ii) controlling salaries and general and administrative expenses, (iii) management of accounts payable, (iv) evaluation of its distribution and marketing methods, and (v) increasing marketing and sales. In order to control general and administrative expenses, the Company has established internal financial controls in all areas, specifically in hiring and overhead cost. The Company has also established a hiring policy under which the Company will refrain from hiring additional employees unless approved by the Chief Executive Officer and Chief Financial Officer. Accounts payable are reviewed and approved or challenged on a daily basis. Senior management reviews the annual budget to ascertain and question any variance from plan, on a quarterly basis, and to anticipate and make adjustments as may be feasible.

19

FP: truCrowd

Med-X inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**12,500**	**$10,000**	**$9,350**
Maximum Amount	**1,337,500**	**$1,070,000**	**$1,000,450**

Med-X, Inc. & Subsidiary

December 31, 2019 and 2018

Notes to Consolidated Financial Statements

NOTE 12 – Legal Proceeding

As of the date of this CFS there are no pending legal proceedings.

NOTE 13- Other Events

In July 2019 the Company officially terminated its Letter of Intent dated April 2019 and entered into with one of its acquisition targets and filed the required Form 1-U.

NOTE 14 – Other Income- Debt Extinguishment

Debt extinguishment arising from reversal of accounts payable to supplier arising in 2015. The amount was disputed, and the matter went into arbitration. In 2017, the arbitration was abandoned. Management believes the debt is now barred by operation of law, accordingly the account payable was reversed and reflected as other income.

NOTE 15– Subsequent Events

In December 2019, a Coronavirus (COVID-19) was reported in China, and, in January 2020, the World Health Organization declared it a Public Health Emergency of International Concern. This contagious disease outbreak, which continued to spread to additional countries, and any related adverse public health developments, could adversely affect the Company's customers and suppliers as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. More broadly, the outbreak could affect workforces, customers, economies and financial markets globally, potentially leading to an economic downturn. This could decrease spending, adversely affect demand for our products and services and harm our business and results of operations.

In February 2020 the Company terminated its Posting Agreement with StartEngine Crowdfunding, Inc. where the Company's initial as well as second Regulation A+ Offering was hosted. In light of this event the Company launched its own platform for Crowdfunding.

In May 2019 the Company entered into a Letter of Intent with a potential acquisition target. The acquisition cost will be comprised of cash, assumption of debt and issuance of Company common stock. The acquisition was targeted to close by the end of 2019. In April 2020 the Company filed a Form 1-U related to the termination of its Letter of Intent dated May 2019 with aforementioned acquisition target.

As of April 15, 2020, the Company sold 462,401 common shares in its Regulation A+ Offering and 1,216,667 common shares in its private placement. An Executive of the

20

FP: truCrowd

Med-X inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

Med-X, Inc. & Subsidiary

December 31, 2019 and 2018

Notes to Consolidated Financial Statements

Company participated by selling 37,084 shares of his common shares. The Company received net proceeds of $1,042,592 from these offerings.

FP: truCrowd

Med-X inc.
OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iv) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

(B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

(C) engaging in savings association or credit union activities? ☐ Yes ☑ No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

FP: truCrowd

Med-X inc.
OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii)   Section 5 of the Securities Act? ☐ Yes ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: medx-rx.com/

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

FP: truCrowd

Med-X
inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§   240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2)   Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3)   Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

FP: truCrowd

Med-X
inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement ("Agreement") is entered into as of %%EXECUTION_TIME_LEGAL%%, by and between Med-X, Inc., (the "Company" or the "Seller") and %%SUBSCRIBER_DETAILS%% ("Purchaser" or "Subscriber").

Purchaser and Seller may collectively be referred to as the "Parties."

WHEREAS, Seller is the record owner and holder of shares of the capital stock of Med-X, Inc.,; and

WHEREAS, the Parties desire to enter into this Agreement pursuant to which Purchaser will purchase from Seller shares of capital stock of the Company.

NOW, THEREFORE, in consideration for the promises set forth in this Agreement, the Parties agree as follows:

1. PURCHASE AND SALE: Subject to the terms and conditions set forth in this Agreement, Purchaser hereby agrees to purchase from Seller, and Seller hereby agrees to sell, transfer and convey to the Purchaser %%UNIT_COUNT%% shares of common stock of the Company (the "Stock").
2. PURCHASE PRICE: The purchase price for each share of Stock shall be %%UNIT_PRICE%% dollars (%%UNIT_PRICE%%) for an aggregate purchase price of %%AMOUNT%% (the "Purchase Price"), to be paid to the Seller via escrow at the closing.
3. CLOSING: The closings contemplated by this Agreement for the transfer of the Stock to the purchaser and the   payment of the Purchase Price shall take place on %%EXECUTION_TIME_LEGAL%% or such other date, time, and place as are mutually agreed upon in writing by the Company and the Purchaser (the "Closing"). The certificates representing the Stock shall be duly endorsed for transfer or accompanied by an appropriate stock transfer.
4. REPRESENTATIONS AND WARRANTIES OF SELLER: Seller hereby warrants and represents that:

(a)   Restrictions on Stock. The Seller is not a party to any agreements that create rights or obligations in the Stock relating to any third party including voting or stockholder agreements. The Seller is the lawful owner of the Stock, free and clear of any encumbrances, security interests or liens of any kind and has full power and authority to sell and transfer the Stock as contemplated in this Agreement.

FP: truCrowd

Med-X inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

(b)   Organization and Standing. To the Seller's knowledge, the Company is duly organized, validly existing and in good standing under the laws of the State of Nevada and has full power and authority to own and operate its property and assets and to carry on its business as presently conducted.

(c)   Capitalization and Voting Rights. The authorized, issued and outstanding capital stock of the Company is as set forth in the Offering Statement to which this Agreement is attached, and all issued and outstanding shares of the Company are validly issued, fully paid and nonassessable.

(d)   Authorization; Enforceability. The Company has all corporate right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. All corporate action on the part of the Company, its directors and stockholders necessary for the (a) authorization execution, delivery and performance of this Agreement by the Company; and (b) authorization, sale, issuance and delivery of the securities contemplated hereby and the performance of the Company's obligations hereunder has been taken. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy. The Shares, when issued and fully paid for in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable.

(e)   Litigation. The Company knows of no pending or threatened legal or governmental proceedings against the Company which could materially adversely affect the business, property, financial condition or operations of the Company or which materially and adversely questions the validity of this Agreement or any agreements related to the transactions contemplated hereby or the right of the Company to enter into any of such agreements, or to consummate the transactions contemplated hereby or thereby.

6. SUBSCRIPTION FOR STOCK, REPRESENTATIONS BY AND AGREEMENTS OF SUBSCRIBER:

(a)   Subject to the terms and conditions hereinafter set forth, the Subscriber hereby irrevocably subscribes for and agrees to purchase from the Company such number of shares of Stock, or fractions thereof (the "Shares"), and the Company agrees to sell to the Subscriber such number of Shares, as is set forth on the signature page hereof, at a per share price equal to zero dollars and 80/100 ($0.80). The purchase price is payable via ACH into the Reg CF Offering listed on us.truCrowd.com

(b)   The Subscriber recognizes that the purchase of the Shares involves a high degree of risk including, but not limited to, the following: (a) the Company remains a development stage

FP: truCrowd

Med-X inc.
OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

business with limited operating history and requires substantial funds; (b) an investment in the Company is highly speculative, and only investors who can afford the loss of their entire investment should consider investing in the Company and the Shares; (c) the Subscriber may not be able to liquidate its investment; (d) transferability of the Shares (sometimes hereinafter referred to as the "Securities") is extremely limited because, among other things, there is currently no market for the Company's securities and no market may ever develop; (e) in the event of a disposition, the Subscriber could sustain the loss of its entire investment; and (f) the Company has not paid any dividends since its inception and does not anticipate paying any dividends.

(c)   The Subscriber hereby acknowledges and represents that (a) the Subscriber has knowledge and experience in business and financial matters, prior investment experience, including investment in securities that are nonlisted, unregistered and/or not traded on a national securities exchange or on the National Association of Securities Dealers, Inc. (the "NASD") automated quotation system ("NASDAQ"), and Subscriber, Subscriber's attorney and/or accountant has read all of the documents, if any, furnished or made available by the Company to the Subscriber to evaluate the merits and risks of such an investment on the Subscriber's behalf and Subscriber is not relying on (i) the advice of the Company, any of its employees or directors or any of their respective representatives, agents or attorneys, (ii) any oral or written representations   of   the Company (other than as set forth herein), any of its employees or directors or any of their respective representatives, agents or attorneys or (iii) any information other than what Subscriber has been given by the Company and its authorized representative(s), if any; (b) the Subscriber recognizes the highly speculative nature of this investment; and (c) the Subscriber is able to bear the economic risk that the Subscriber hereby assumes.

(d)   The Subscriber hereby acknowledges receipt and careful review of this Agreement and hereby represents that the Subscriber has been furnished ample opportunity to request information regarding the Company and any additional information that the Subscriber desired to know, and has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning the Company.

(e)   To the extent necessary, the Subscriber has retained, at its own expense, and relied upon appropriate professional advice regarding the investment, tax and legal merits and consequences of this Agreement and the purchase of the Shares hereunder. The Subscriber disclaims reliance on any statements made or information provided by any person or entity in the course of Subscriber's consideration of an investment in the Shares other than those in the Offering Statement or consistent with those in the Offering Statement. The Subscriber hereby expressly acknowledges that the purchase of the Shares is made of the Subscriber's own free accord.

FP: truCrowd

Med-X inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

(f)   The Subscriber understands that the shares have not been registered under the Securities Act or under any state securities or "blue sky" laws and agrees not to sell, pledge, assign or otherwise transfer or dispose of the Securities unless they are registered under the Securities Act and under any applicable state securities or "blue sky" laws or unless an exemption from such registration is available.

(g)   The Subscriber understands that the Shares have not been registered under the Securities Act by reason of a claimed exemption under the provisions of the Securities Act that depends, in part, upon the Subscriber's investment intention. In this connection, the Subscriber hereby represents that the Subscriber is purchasing the Shares for the Subscriber's own account for investment and not with a view toward the resale or distribution of them to others. The Subscriber, if an entity, further represents that it was not formed for the purpose of purchasing the Shares. The Subscriber acknowledges that the Company is relying upon the Subscriber's representations in this Agreement in connection with the sale of the Shares hereunder.

(h)   The Subscriber understands that there is no public market for the Shares and that no market may develop for any of such Shares. The Subscriber understands that even if a public market develops for such Shares, Rule 144 ("Rule 144") promulgated under the Securities Act requires for nonaffiliates, among other conditions, a one year holding period prior to the resale (in limited amounts) of securities acquired in a nonpublic offering without having to satisfy the registration requirements under the Securities Act. The Subscriber understands and hereby acknowledges that the Company is under no obligation to register any of the Shares under the Securities Act or any state securities or "blue sky" laws.

(i)   The Subscriber consents to the placement of a legend on any certificate or other document evidencing the Shares that such Shares have not been registered under the Securities Act or any state securities or "blue sky" laws and setting forth or referring to the restrictions on transferability and sale thereof contained in this Agreement. The Subscriber is aware that the Company will make a notation in its appropriate records with respect to the restrictions on the transferability of such Shares. The legend to be placed on each certificate shall be in form substantially similar to the following:

THESE SHARES HAVE BEEN ISSUED UNDER AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AND HAVE NOT BEEN REGISTERED. THESE SHARES CANNOT BE TRANSFERRED UNTIL REGISTERED UNLESS A SEPARATE EXEMPTION FROM REGISTRATION APPLIES TO SUCH TRANSFER.

(j)   The Subscriber understands the Company will review this Agreement and the Company's representatives are hereby given authority by the Subscriber to call Subscriber's bank or place of employment or otherwise review the financial standing of the Subscriber. It is further agreed the Company, in its sole and absolute discretion, reserves the unrestricted right, without further

FP: truCrowd

Med-X
inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

documentation or agreement on the part of the Subscriber, to reject or limit any subscription, and to accept subscriptions for fractional Shares.

(k)   The Subscriber acknowledges that at such time, if ever, as the Shares are registered, sales of the Shares will be subject to state securities laws.

(l)   In connection with any public offering of the Company's Shares, the Subscriber hereby agrees to be subject to a lockup for a period of one hundred eighty (180) days or such longer period following such public offering as and if required by the underwriter or underwriters of such public offering (the "LockUp Period") provided, however, that notwithstanding the foregoing, the Subscriber shall not be subject to the LockUp Period unless all of the Company's directors, officers and shareholders owning five percent (5%) or more of the Company's fully diluted voting stock are subject to the same LockUp Period.   The foregoing lockups shall be applicable regardless of whether the Securities are then registered for resale under the Securities Act. This Section 1.17 shall be binding upon any transferee of the Shares.

                            i. In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to any shares of Stock or securities exchangeable, convertible or exercisable for shares of Stock of each Subscriber or its transferee (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

(m) The Subscriber agrees not to issue any public statement with respect to the Subscriber's investment or proposed investment in the Company or the terms of any agreement or covenant between them and the Company without the Company's prior written consent, except such disclosures as may be required under applicable law or under any applicable order, rule or regulation.

(n)   The Company agrees not to disclose the names, addresses or any other information about the Subscribers, except as required by law; provided, that the Company may use the name (but not the address) of the Subscriber in any registration statement in which the Subscriber's Shares are included.

(o)   The Subscriber represents and warrants that it has not engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the transactions contemplated by this Agreement. The Subscriber hereby agrees to indemnify and hold harmless the Company from and against all fees, commissions or other payments owing to any such person or firm acting on behalf of such Subscriber hereunder.

(p)   Without in any way limiting the representations and warranties herein, the Subscriber further agrees that the Subscriber shall in no event pledge, hypothecate, sell, transfer, assign, or

FP: truCrowd

Med-X inc.
OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

otherwise dispose of any Shares, nor shall the Subscriber receive any consideration for Shares from any person, unless and until prior to any proposed pledge, hypothecation, sale, transfer, assignment or other disposition.

(q)　　The Subscriber agrees to save, indemnify, hold harmless and defend (with counsel acceptable to the Company), the Company and its directors, officers, employees, affiliates, controlling persons and agents and their respective heirs, representatives, successors from and against all liabilities, costs and expenses incurred by them as a result of (a) any sale or distribution of the Shares by the Subscriber in violation of the Securities Act or any applicable state securities or "blue sky" laws; or (b) any false representation or warranty or any breach or failure by the Subscriber to comply with any covenant made by the Subscriber in this Agreement (including the Confidential Investor Questionnaire contained in Article IV herein) or any other document furnished by the Subscriber to any of the foregoing in connection with this transaction; or (c) any action, suit or proceeding based on clauses (a) or (b) of this paragraph.

7. SEVERABILITY: If any part or parts of this Agreement shall be held unenforceable for any reason, the remainder of this Agreement shall continue in full force and effect. If any provision of this Agreement is deemed invalid or unenforceable by any court of competent jurisdiction, and if limiting such provision would make the provision valid, then such provision shall be deemed to be construed as so limited.

8. BINDING EFFECT: The covenants and conditions contained in this Agreement shall apply to and bind the parties and the heirs, legal representatives, successors and permitted assigns of the Parties.

9. BROKER'S FEES: The Parties represent that there has been no act in connection with the transactions contemplated in this Agreement that would give rise to a valid claim against either party for a broker's fee, finder's fee or other similar payment.

10. ENTIRE AGREEMENT: This Agreement constitutes the entire agreement between the Parties and supersedes any prior understanding or representation of any kind preceding the date of this Agreement. There are no other promises, conditions, understandings or other agreements, whether oral or written, relating to the subject matter of this Agreement. This Agreement may be modified in writing and must be signed by both the Seller and Purchaser.

11. GOVERNING LAW: This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada.

12. NOTICE: Any notice required or otherwise given pursuant to this Agreement shall emailed:

(a)　If to Purchaser:

%%SUBSCRIBER_DETAILS%%

FP: truCrowd

Med-X
inc.

OFFERING STATEMENT

Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304
(818) 349-2870

12,500 Units of SECURITY $0.80 Per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	12,500	$10,000	$9,350
Maximum Amount	1,337,500	$1,070,000	$1,000,450

(b)   If to Seller:

Name _____

Email _____

13. WAIVER: The failure of either party to enforce any provisions of this Agreement shall not be deemed a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed the day and year first above written.

PURCHASER:

%%INVESTOR_SIGNATURES%%

Seller:

%%ISSUER_SIGNATURE%%